Autoliv Annual Report 2002

Our vision is to substantially reduce traffic accidents, fatalities and injuries. Our mission is to create, manufacture and sell state-of-the-art automotive safety systems.

Our strategy is to be the vehicle manufacturers' first-choice supplier through:
  Technological leadership
  Complete system capabilities
  Highest-value safety system solutions
  Cost efficiency
  Quality excellence
  Global presence
  Highest level of service and commitment
  Dedicated and motivated employees

Our values are:
Life	- We have a passion for saving lives.
Customers	- We are dedicated to creating satisfaction for our customers and value for the driving public.
Employees	- We are committed to the development of people's skills, knowledge and potential.
Innovation	- We are driven for innovation and continuous improvement.
Ethics	- We adhere to the highest level of ethical and social behavior.
Culture	- We are founded on global thinking and local actions.

Autoliv Inc., which is a Fortune 500 company, is the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. The Company develops, markets and manufactures airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats.

Autoliv has 80 subsidiaries and joint ventures in 30 vehicle-producing countries with over 30,000 employees. In addition, Autoliv has technical centers in nine countries with 20 crash test tracks - more than any other automotive safety supplier.

Autoliv's shares are listed on the New York Stock Exchange ( NYSE: ALV) and its Swedish Depository Receipts on the Stockholm Stock Exchange (SSE: ALIV).

Summary
  Record sales; up 11%.
  Record cash flow from operations; up 91%.
  Recovery in earnings per share; up 23%.
  Raised declared dividend; up 18%.
  Reactivated share repurchase program.
  Record order intake.
  World's first anti-sliding bag.
  Market breakthrough; Electronics operations added in the U.S.

Letter to Shareholders

2002 was a successful year for Autoliv for many reasons.
  We achieved record-breaking sales of $4.4 billion, an increase of 11%. Excluding acquisitions and currency effects, organic growth was 6%. Global vehicle production increased by approximately 2% and the supply value of safety systems per vehicle at approximately the same rate. Hence, Autoliv achieved its target to outgrow the global market.
  Costs were contained and, in relation to sales, reduced. This was partly a result of the restructuring program announced in October 2001 and the continuing move of production to low-labor-cost countries. In 2002, we created 1,900 jobs there. Currently, Autoliv has 30% of its employees in these countries, compared to less than 10% four years ago. Consequently, Autoliv is on track to reach the 35% target we have set for the Company.
  Return on equity has improved on a year-over-year basis for each quarter during 2002. The average return on equity for the year exceeded 9%.
  The five-year trend of increasing levels of working capital was broken. This reduction was achieved despite the higher sales and the move to low-labor-cost countries. In relation to annual sales, working capital was reduced from 11.0% at the beginning of the year to 8.7% at the end. This was in compliance with our target that working capital should not exceed 10% of sales.
  Cash flow hit record highs of $509 million before investing activities, and $269 million after capital expenditures and acquisitions. The net cash flow corresponds to 14% of Autoliv's market capitalization at the end of 2002. Although this cash flow yield may not be sustainable long-term, it certainly contributes to Autoliv's target of being an attractive investment for the stock market.
  Net debt was further reduced and amounted to 29% in relation to total capitalization, creating a comfortable distance to the 40% cap in Autoliv's gearing policy.
  Due to Autoliv's strong cash flow and strong balance sheet, the Board has decided not only to raise the dividend by 18%, but also to reactivate Autoliv's share repurchase program. The first time the higher quarterly dividend will be paid is in March. The share buy-backs started during the fourth quarter 2002, when 1.6% of the shares outstanding were repurchased for nearly $30 million.
  Order intake during 2002 was also a record high. The real difference compared to previous years was the strong order intake from Asian car manufacturers. Their orders reached the level of the contracts received from Autoliv's traditional customers in Europe.

Vision
We intend to remain the industry leader, but with an even stronger leadership position. We plan to expand in markets where there is still plenty of room for market share gains such as in Asia. Along with staying in the technical forefront of passive restraints we plan to lead our industry into its next technical generation: active safety. We will also focus on traffic accidents and car occupant groups that have not yet been properly addressed, such as pedestrians and the growing population of the elderly.
  We see so many opportunities within automotive safety that we have no need to expand in other areas outside our core business. Funds and resources that Autoliv does not need for its core business are better returned to shareholders, allowing us to focus on what we do best.
  Autoliv will remain the vehicle manufacturers' first-choice supplier partner mainly by offering:
- Technical leadership
- Complete system capabilities
- Cost efficiency
- Quality excellence
- Global presence
- Dedicated and motivated employees

Implementation
During 2002, we implemented this strategy in several ways.
  Technical leadership was evidenced by the introductions of the world's first anti-sliding bag and smart seat belt system with adaptive load limiters. In addition, we increased the number of patent applications by 50%. We also drove the Night Vision and Pedestrian Protection projects closer to completion.
  The system capabilities of Autoliv were strengthened by the acquisition of Visteon Restraint Electronics. Autoliv now offers the same capability in North America to deliver complete airbag systems, including electronics that we already offer in Europe. Furthermore, Autoliv's system capabilities were evidenced in the EuroNCAP tests, Europe's leading crash test program, where two car models for which Autoliv has had the safety-system responsibility were among the few vehicles that received the 5-star top rating.
  Cost efficiency remains top priority for Autoliv. In November, we announced a program expected to save $5 million in 2003 and then $20 million annually. In 2002, we also sold Autoliv's non-core steel stamping company in France, in accordance with our outsourcing strategy. We also opened a new seat belt plant in Poland, which will enable us to move more production to low-labor-cost countries.
  Quality excellence was evidenced by receiving such prestigious awards as "The Excellent Award for Quality Performance" from Toyota and "The Top Supplier Award" from Mitsubishi North America.
  Global presence is one of Autoliv's competitive edges. During 2002, we strengthened that advantage by opening a large plant in Korea and by being first to open an airbag plant in China. Sales in Japan, Korea and China rose by close to 25% in 2002 and the order intake from these customers skyrocketed. We estimate that within two years, Autoliv will have more than one billion dollars in consolidated sales in Asia, twice as much as in 2002.
  Our dedicated and motivated employees have achieved these results. They have done a fine job over many years, for which I am very grateful. We are committed to continually developing their skills, knowledge and potential even more.

Outlook for 2003
For the full year 2003, light vehicle production is expected to show a modest decrease of 2-4%. Strong vehicle registration in the fourth quarter of 2002, due to various incentives, may indicate that some of this year's sales were pulled into 2002. This could lead to a somewhat slow start in 2003. However, full-year production volumes could still come in as expected.
  The acquisition of the remaining shares in NSK's Asian seat belt operations on April 1 will add just over $100 million to the 2003 revenues. This consolidation will, however, have a negligible effect on Autoliv's results.
  Assuming that the mid-February exchange rates prevail, currency effects could add approximately 5% to Autoliv's 2003 sales. Consolidated sales should also be favorably impacted by additional market share gains, although the gains are not expected to be as significant as in the fourth quarter 2002.
  Consequently, we expect 2003 to be another successful year for our company.

Lars Westerberg

Creating Shareholder Value

Autoliv's overriding objective is to be an attractive equity investment. To achieve this target, cash flow is key as it is a company's ability to generate cash that drives returns to its shareholders.
  Since cash flow depends both on earnings and the amount of capital that is needed in operations, we focuse on growing earnings per share ("EPS") while controlling the capital employed required to take advantage of Autoliv's growth potential.
  During the next few years, cash needed for working capital is targeted to remain below 10% of sales. At the same time, capital expenditures are expected to be in the same range as depreciation (including amortization).
  In order to assess Autoliv's cash-generating capability - and hence Autoliv's potential for shareholder value creation - the most important drivers for earnings growth in Autoliv are identified below.

Revenue Growth
As for all companies, Autoliv's revenues are determined by the size of the market and the Company's share of that market. In Autoliv's case, the growth of the safety systems market has added 3% annually to sales since 1997 when the present Autoliv company was started. Higher market shares have also contributed 3% on average to revenues. Since Autoliv already has a relatively high market share, we expect growth of the total market to be more important for revenue growth during the next several years than market share gains, although Autoliv's global market share should continue to increase.

The Market
Autoliv's market is the global occupant restraint market, which primarily comprises airbags, seat belts and related electronics. In 2002, the market totaled $13 billion.
  Apart from currency fluctuations, the size of the safety market depends on global vehicle production and safety content per vehicle. Global vehicle production tends to grow by approximately 2% per year, disregarding cyclical swings. The safety content per vehicle has expanded the market since 1993 by 6% annually. This includes the effect of price reductions, which used to be significant.
  The growth of the safety value per vehicle has also moderated and amounts currently to approximately 2%, disregarding currency effects.
  The safety value per vehicle is driven by introduction and penetration rates of new airbags and other new technologies. We, and other safety systems suppliers, can therefore influence the growth rate of our market by finding new safety solutions that people value and are prepared to pay for. New regulations are the other important driver of the safety content per vehicle.
  Prices and margins are typically better for newer technologies. For many years, Autoliv has therefore made innovation a top priority, which has boosted the Company into the technology leadership position it enjoys today.
  Technical leadership has also contributed to making Autoliv the global sales leader, providing economies of scale and resulting in a competitive edge over smaller market players. Being the technology leader also contributes to a better sales mix. As a result, Autoliv is the leading supplier for a majority of the vehicles with safety content above the 2002 global average of $229 per vehicle.

Market Share
During the past ten years, Autoliv has increased its share of the global restraint market from 11% to over 30%. This has been accomplished by acquisitions (primarily the merger with Morton ASP in 1997) and by introducing virtually all of the major industry breakthroughs over the past decades.
  Our goal is to continue to outgrow the total market. We are better positioned than other safety suppliers in the market's growth segments (such as side airbags for head and chest protection). In addition, our investments in Asia are paying off in the form of sharply rising sales. As a result, Autoliv's market share in Asia, which has seen a recent growth surge, is expected to continue to increase from 15% to over 20% in Japan and from 30% to 40% in Korea over the next three years.
  Likewise, the North American market share is expected to increase to more than 30% and the European share to remain in excess of 50%.

Cost Control
More than 50% of Autoliv's revenues are spent on components and other direct material from external suppliers. Controlling material costs is, consequently, one of the most important success factors in our business.
  The most efficient method to reduce these costs is to continuously replace existing designs and components with new, more cost-efficient ones. Better designs can enhance quality even further, thereby eliminating scrap and hence saving costs. Consequently, Autoliv's comprehensive quality program, which is proactive, is vital not only for the the safety and functioning of the products but also for Autoliv's own profitability. Traditional purchasing actions such as consolidation of the supplier base, standardization, and purchases in low-cost countries are also used to reduce material costs.
  Our target is to reduce Autoliv's material costs at least in line with the decline in market product prices.
  The second most important cost item is labor. Manufacturing labor costs represent nearly 20% of Autoliv's revenues. In addition to traditional streamlining actions, we have set the target to move at least 1,000 jobs per year to low-labor-cost countries. As a result, 30% of the overall workforce is now in these countries compared to less than 10% four years ago. Given the current cost and product structure, our target is to increase this share to at least 35% within the next few years.
  Total labor costs, including salaried employees mainly in administration and R,D&E represent over 25% of Autoliv's revenues. Our target is to spend at least 5% of Autoliv's revenues on R,D&E to maintain our technical leadership and to manage our strong order intake. Autoliv's sales and marketing expense is low since sales are exclusively to a few customers, i.e. the vehicle manufacturers. Consequently, the Selling, General and Administrative expense is only 5% of sales, a level that we believe is sustainable.

Short-term Drivers
Since roughly one-third of Autoliv's costs are relatively fixed, short-term earnings are highly dependent on the capacity utilization in Autoliv's plants and are therefore sales dependent. Short-term cash flow also depends on the timing of customer payments. These swings in cash flow can be substantial from quarter to quarter.
  The total production levels in our major markets are good overall indicators of Autoliv's capacity utilization, but it is the production levels for individual vehicle models that are critical, since many under-utilized production lines typically can not be used to supply another car model.

Conclusions
Currently, 58% of Autoliv's capital employed consists of goodwill and other intangible assets, mainly from the acquisition of Morton ASP in 1997. Since this fixed amount does not increase as long as sales growth is generated organically, we could grow our sales and earnings at a higher rate than capital employed.
  Currently, we do not foresee any major acquisitions. In addition, we do not believe that there is a need to reduce debt levels further, since net debt at the end of 2002 amounted to less than 30% of capitalization. In Autoliv's gearing policy, we have set the cap at 40%, which should be enough for the inherent risks and the cyclicality in Autoliv's business. At the same time, it is important for a company to have a capital structure that is optimal for its shareholders.
  Consequently, provided that costs continue to be controlled, Autoliv should be able to generate a strong cash flow resulting from rising revenues as both the safety market and Autoliv's share of that market continue to grow.
  Through dividend payments and share buy-backs, cash can be returned to the Company's owners, thereby creating incremental value for Autoliv's shareholders.

Autoliv's Safety Systems

Renault's new Mégane, which was named The European Vehicle of the Year in 2003, is an example of a new vehicle with many state-of-the-art safety products from Autoliv, often developed in cooperation with Renault.

1) SEAT BELT SYSTEMS
Estimated to reduce the overall risk for serious injuries in crashes by 60-70%. Produced by Autoliv since 1956.

2) PRETENSIONERS AND LOAD LIMITERS in the retractors which act on the shoulder part of the seat belt. A pretensioner tightens the belt at the onset of a crash, using a small pyrotechnic charge. Load limiters, originally introduced by Renault in 1995, pay out some webbing to reduce the seat belt load on the occupant's chest. In the front seats where there is a risk of hitting the steering wheel or the dash board the excessive energy is instead absorbed more uniformly by the frontal airbag. This reduces the risk for life-threatening chest injuries by about 75% in frontal crashes.

3) BUCKLE-MOUNTED PRETENSIONERS for both front seat occupants. Tightens the belt at the onset of a crash. If it is a very severe crash the lap-belt pretensioners (No.4) or the anti-sliding bags (No.5) are also deployed. Buckle pretensioners were originally introduced by Autoliv in 1989.

4) LOAD LIMITERS at the outer, lower anchorage points of both front belts. In combination with the load limiters in the retractors, they release some webbing before the load on the occupant becomes too high. In the 5-door Mégane, there are also lap-belt pretensioners at these anchorage points, while the 3-door and the Coupé-Cabriolet versions have anti-sliding bags.

5) ANTI-SLIDING BAGS
In 2002, Autoliv introduced the world's first anti-sliding bag, made for and in cooperation with Renault. The bag is aimed at preventing "submarining" - i.e. sliding under the seat belt. The bag is currently available in the 3-door and the Coupé-Cabriolet versions of the new Mégane, but will soon be available in other European and Japanese vehicles.
  The new airbag improves the protection offered by the seat belt and reduces the risk for injuries to the abdomen. It also improves the protection provided by the frontal airbags by keeping the occupant in a more upright position so the occupant's impact is absorbed by the entire bag. In addition, the anti-sliding bag reduces the risk of the knees hitting hard against the instrument panel.
  The anti-sliding bag is not only the first airbag in the world that protects against submarining, but it is also the first automotive airbag that is made of metal sheets instead of textile fabric. These very thin sheets provide additional restraining force by deformation, in addition to the restraining force provided by gas pressure as in regular textile airbags. A robust metal sheet can also better withstand the harsh environments under the seat. In addition, no folding or protective cover is required, which provides cost benefits.

6) THORAX SIDEBAGS
Introduced by Autoliv in 1994 and estimated to reduce the risk of serious chest injuries in side-impact crashes by approximately 20%. In the new Mégane, these bags are standard in the front seats and optional in the rear seats.

7) PASSENGER AIRBAG
Estimated to reduce fatalities in frontal crashes by approximately 20% (for belted occupants). Both frontal airbags in the new Mégane have the new Autoliv invention "Variable-Volume Bags" (VVB), developed in cooperation with Renault, to inflate the passenger bag to either 90 or 120 liters depending on the severity of the crash.

8) STEERING WHEEL
Most driver airbags are snapped into the steering wheels. Autoliv introduced this concept in 1995 in cooperation with Renault. It reduces the overall cost for the vehicle manufacturers by eliminating screwing operations at the vehicle assembly line.

9) DRIVER AIRBAG
Estimated to reduce driver fatalities in frontal crashes by approximately 25% for belted drivers and serious head injuries by over 60%. The driver airbag in the new Mégane has the new Autoliv invention "Variable-Volume Bags" (VVB), developed in cooperation with Renault, to inflate the driver bag to either 45 or 65 liters depending on the severity of the crash and the size of the occupant.

10) INFLATABLE CURTAINS (IC)
Estimated to reduce the risk for life-threatening head injuries in side-impact collisions by more than 50%. An Autoliv innovation introduced in 1998. The textile bag is manufactured using Autoliv's patented one-piece-weaving technology.

11) AIRBAG CONTROL UNIT (ACU)
Located in the middle of the vehicle, where it is well protected. This "electronic brain" of the car's safety systems decides not only if and exactly when each of the seat belt pretensioners should be fired but also if and when each airbag stage should be deployed. The central electronic unit contains a crash sensor and a microprocessor. There are also satellite sensors in the doors for side-impact collisions.

Research, Development & Engineering (R,D&E)

According to an estimate by the World Health Organization (WHO), every year over one million people are killed globally in traffic accidents. By 2020, twice as many will perish if nothing is done. Road traffic accidents will rise from the ninth position today to become the third leading cause of death.
  In addition to the human suffering, traffic accidents cost societies hundreds of billions of dollars annually for care, rehabilitation and lost income. Hence, there is a compelling need for safer roads and safer motor vehicles.
  Autoliv's business mission is to contribute to meeting this need by being the leading automotive safety company. Consequently, Autoliv continues to prioritize the most severe and expensive accident types to which it can apply its safety technologies and expertise. To identify these problem areas, Autoliv uses available accident databases (such as CCIS in the U.K, and NASS-CDS in the U.S.).
  Autoliv's R,D&E (Research, Development and application Engineering) is based on the Company's internal tests, trials and studies in addition to the vast expertise that Autoliv's specialists have developed over many years.
  Autoliv's research is also conducted in consultation with its Technical Advisory Board (See below).

Product Development
If a feasibility study indicates that Autoliv's product idea is technically and financially sound, a project is started, often in cooperation with a selected vehicle manufacturer as the development partner. The development partner should have a suitable vehicle model planned for launch when the new product is intended to be ready for introduction.
  The project gradually progresses through the development process, APDS (Autoliv Product Development System), which consists of four tollgates. At each tollgate, expert teams evaluate the project's progress and, at the last tollgate, the developed product is finally released for production and sales. This process can take between two and four years.
  All application engineering projects are completed at Autoliv's local technical centers. Corporate development projects are usually assigned to one of the major technical centers in France, Germany, Japan, Sweden or the United States.
  Technical centers have also been established in Australia, Spain and the U.K. There is also a sled test facility in India.
  Autoliv's corporate research projects are concentrated in the Autoliv Research Center in Sweden.

Patents and Trademarks
Autoliv holds more than 3,000 patents covering a large number of innovations, such as the Inflatable Curtain, rollover sensing, the one-piece-weaving technology for airbags, the buckle pretensioner principle, the seat-mounted thorax side airbag, the anti-whiplash seat principle and a vast number of other systems and technologies. The patents expire on varying dates through the year 2022. The expiration of any single patent is not expected to have any material adverse effect on Autoliv's financial position.
  The number of patent applications has increased over the past few years, partly as a result of a new policy to provide stronger and broader patent protection. In 2002, the number of patent applications increased by almost 50% relative to 2001. The applications increased in all product and component areas.
  Autoliv has secured trademarks, which also offer benefits in marketing and differentiating products.

Products and Systems
Since it is Autoliv's strategy to be the customers' first-choice supplier for automotive safety, it is important to be the technology leader and to have the most comprehensive product offering in the industry. In this way, Autoliv can truly be "the one-stop-shop" for automotive safety.
  In addition, Autoliv focuses on being the customers' preferred advisor and consultant for automotive safety. Autoliv is well positioned for this task with expertise in all of the special technologies that are required for designing complete safety systems. For instance, Autoliv Inflators provides the pyrotechnic expertise required for developing and producing the inflators for airbag systems and the micro gas generators for seat belt pretensioners. Autoliv Electronics provides expertise required for programming the microprocessors that control one or more safety systems. Weaving expertise is provided by Autoliv Textiles.
  To create optimal restraint systems, the driver airbag should be integrated with the steering wheel, while the thorax sidebag, the seat belt buckle and the anti-whiplash mechanisms should all be integrated within the seat. Autoliv can accomplish this through its Autoliv Steering Wheels and Autoliv Seat Sub-Systems groups.
  Having these sub-technologies in-house is a competitive advantage when complete safety systems are being designed, not only for functionality of the system but also for cost optimization. For example, savings on an airbag module must not lead to more expensive and complex belt or sensing systems. Autoliv is therefore involved in the entire integration, development and manufacturing process to provide value to its customers.
  Often it is also more cost efficient if one company can supply all safety systems to a car model, instead of one company delivering the frontal airbags, another the side airbags, a third making the seat belts, etc. A single supplier approach could also provide better crash performance for the vehicle. As a result, vehicle manufacturers are increasingly following this trend and Autoliv, with its system capabilities and comprehensive product program, is leading this trend among the safety systems suppliers.

The Autoliv Technical Advisory Board
Autoliv's research is conducted in consultation with its Technical Advisory Board, which consists of recognized researchers in traffic safety, crash safety and biomechanics of impact.
  In 2002, board member Professor Hermann Appel from the Technical University of Berlin, Germany, passed away. Professor Koshiro Ono from the Japan Automobile Institute joined the Advisory Board later that year.

Members of the board:
Professor Murray Mackay - Chairman
University of Birmingham, U.K.

Professor Per Lövsund
Chalmers University of Technology, Gothenburg, Sweden.

Professor Jeff Crandall
University of Virginia, Charlottesville, USA.

Professor Koshiro Ono
Japan Automobile Research Institute (JARI) and Tokyo Institute of Technology, Japan.

R,D&E Projects

Night Vision
By using an infrared camera, the driver's vision can be significantly improved at night.
  The view from the camera can be seen on a pop-up display. This screen can be placed on the instrument panel in front of the driver without interfering with his view through the windshield.
  With Autoliv's system, the distance that the driver can see in front of the vehicle can be extended from less than 100 meters with dipped head beams to more than 500 meters in ideal conditions.
  The driver's view is also much broader than the narrow beam that headlights provide. In addition, there is no risk for glare from oncoming vehicles, since the camera Autoliv uses can work without any illumination and the normal light from head beams has another wave length.
  The camera in Autoliv's Night Vision System has been developed by Indigo Systems Corp. An existing camera from this American company is currently in the process of being miniaturized and qualified to the tough environments typical for a motor vehicle.
  The new camera will be smaller than a cigarette packet which will make it possible to install the camera in suitable locations such as under the rear edge of the hood. When used, the camera is raised and "looks" above the hood just like a periscope - without interfering with the vision of the driver.

3+2-Point Seat Belt
The 3-point seat belt is the most efficient passive protection system in automobiles today. It reduces the risk of life-threatening injuries by 60-70%.
  However, in some accidents it is less efficient, because there is a risk that the occupant slides out of the shoulder belt. This can occur in rollovers and to far-side occupants in side-impact collisions.
  Of all life-threatening injuries to car occupants, about 10% are to the head in side-impact collisions and half of these injuries are to the far-side occupants.
  In vehicle rollovers, 10,000 people are killed every year in the U.S.
  In many new vehicles, the occupants on the near side (the side that the occupant hits first in a rollover) will get protection from an Inflatable Curtain, in addition to the protection offered by the seat belt.
  For the occupants sitting on the far side, however, it is imperative that they do not slide out of the seat belt, their "last lifeline".
  The 4- and 5-point belts that are used in racing cars require both hands for buckling up, which would reduce seat belt use if they were to be introduced in regular cars. Autoliv's answer to the problem is a 3+2-point belt and a new airbag, a Side-Support Bag at the in-board edge of the seat back.
  The additional 2-point belt is attached to the upper edge of the seat and runs across the shoulder part of the existing 3-point belt. It is supplemental to the 3-point belt and can only be buckled after this belt is properly buckled.
  This means that people who do not use the new belt will always have at least the same seat belt protection as today, i.e. not considering the additional protection from the Side-Support Bag.
  Independent scientists in the United States are also currently evaluating the benefits of the 3+2-point belt in frontal collisions.

Pedestrian Protection
In Europe, 28% of the people killed in traffic were not riding in a vehicle. More than half of these people are pedestrians. The EU Commission and the European vehicle manufacturers have therefore agreed to introduce new test requirements to improve the protection for pedestrians. The new requirements are planned to apply to all new vehicle models from October 2005. Similar requirements are planned to become effective in Japan at about the same time.
  To meet these new specifications, vehicle manufacturers are faced with redesigning the front end and the hood to create a clearance between the hood and the underlying hard car structure and engine. This could affect styling and the image of well-known vehicle brands. It could also increase fuel consumption and pollution.
  To meet this challenge, Autoliv has developed two active protection systems. Autoliv's Active Hood consists of two actuators that slightly raise the hood to allow it to flex when the pedestrian's head impacts it. The Active Hood also protects the pedestrian from hitting the hard base of the windshield.
  The third most dangerous area is covered by Autoliv's other active system, Pedestrian Protection Airbags (PPA), which deploy over the windshield pillars. PPA-bags are specially designed and patented by Autoliv.

Human resources

The objective of the human resource ("HR") activities is to support the business targets of Autoliv. For this support, the HR departments in Autoliv have several tools, ranging from on-the-job training, job rotations, and international assignments, to incentive-based, competitive compensation packages. The target - and the challenge - is to combine these tools in the most efficient way to carefully foster the talent, energy and dedication of each individual in Autoliv.
  The overall target is to have empowered employees, global culture and cooperation, flexibility and labor mobility as well as motivated individuals.

People Development
We have many well-trained, qualified and dedicated employees who have brought the Company to its current world-leading position. To strengthen this position, we continue to invest in developing people. In 2002 for instance, a new process was put in place with the target for 2003 of investing, on average, 4 days per employee in development and training programs. We believe in providing all employees with the opportunity to use and expand their skills, knowledge and creative potential. This motivates people and unleashes their full potential while securing Autoliv's need for qualified people.
  We also encourage job rotation and mobility across functions, companies and national boundaries. This gives participants broader views and better understanding of Autoliv's common goals.

Management Resources
To maintain Autoliv's growth momentum, we identify employees with high potential and offer them further training based on their individual development plan. During 2002, a new identification process and a new leadership program were launched with the goal of developing people from within Autoliv's organization to fill most key management positions.
  We have also introduced a new training program for senior leaders. This is part of a review of Autoliv's management resources. The review is based on the leadership values formalized during 2002 which state, for instance, that Autoliv's leaders should empower, support and develop employees; foster creativity and innovation; and treat all employees with respect.

Global Culture
We are committed to taking full advantage of our superior global reach. This not only involves product standardization, purchase pooling and other "hardware" synergies, but also the best use of Autoliv's human resources by coordinating employees, streamlining organizations, etc.
  To meet this challenge, Autoliv has global teams, policies and training programs. Autoliv also has nearly 100 international assignments where people work for the Company in another country. The target is to double these assignments within the next two years. International experience within the Company or with another company will increasingly be required for top positions in Autoliv's major subsidiaries. On the corporate level, more than half of the management already have this background.
  Furthermore, to promote and drive global synergies, all bonuses for senior levels, including executives in subsidiaries, are increasingly based on Autoliv's consolidated earnings and not only on the result of the local company.

Incentives
To attract, retain and motivate management, the compensation for key employees in Autoliv consists of a package with three components: a base salary, a performance-based bonus and a long-term incentive plan. All bonuses have a cap.
  A manager's bonus is typically based on a combination of the operating profits of Autoliv Inc. and the local unit where he/she works. The long-term incentives are usually in the form of stock options with a 10-year life.

Corporate Governance Guidelines
Autoliv has a Social Policy as part of our Corporate Governance Guidelines that draws on the principles of the United Nations' "Global Compact" and the Global Sullivan "Principles of Social Responsibilities". The Policy is available at http://www.autoliv.com/policies.

Employee Facts
At the end of 2002, Autoliv had 30,100 employees and 4,100 temporary workers or a total headcount of 34,200. The total number increased by 2,400 during 2002.
  Of the employees, 85% work in manufacturing, close to 10% in R,D&E and 5% in sales and administration. Nearly 50% are women.
  Work hours lost due to employee illness was 2.5% in North America and over 6% in Europe, despite the fact that the production technology is the same. The European plants have launched programs aimed at reducing this gap which we believe primarily reflects differences in the welfare systems.
  The turnover rate among the employees is less than 5%, in line with Autoliv's target.

Environment

The primary purpose of Autoliv's environmental management is to fulfill all legal and customer requirements. But environmental management also contributes to the profitability of the Company, both by reducing material use and by making Autoliv's products better and more valuable for the driving public.
  Today more than ever, consumers want environmental-friendly vehicles with low levels of pollution and carbon-dioxide emission and vehicles with more recyclable materials for end-of-life scrapping. As a result, automotive suppliers are increasingly competing using environmental-friendly products. To lead this trend, Autoliv focuses on product development and on:
  weight reduction
  recycling capability improvements
  and material selection

Autoliv's own production facilities are also important and every plant monitors closely all relevant environmental factors such as use of packaging material, energy and water consumption, and emissions. The plants also have thorough environmental management systems, which are audited by internal and external experts. However, since most of Autoliv's plants do assembly work exclusively with manufactured components, the overall environmental impact is nearly comparable to that of an office. Hence, the most significant improvements to be gained are from the three areas mentioned above.

Weight Reduction
By redesigning a product, the material content can be reduced. Although the reduction in an individual product may be just a few grams, it can lead to huge material savings - often thousands of tons annually - and therefore to less pollution from steel mills and other companies in Autoliv's supply chain.
  The new designs also lead to less weight in the vehicles and, consequently, to less fuel consumption and carbon-dioxide emissions, which can be significant during the life of a vehicle.

Recycling Capabilities
In 2000, the European Parliament adopted the directive End of Life of Vehicle ("ELV"), which stipulates that 95% of the material in a new vehicle shall be recoverable. The directive will be phased-in, starting in the fall of 2003, on all new vehicle models. ELV also bans the use of hazardous substances and restricts the use of other substances.
  Several years ago, Autoliv started its preparations for this expected change by putting increased focus on material reduction, elimination of hazardous substances and the use of recyclable materials. As a result, the use of hazardous materials is extremely limited and the remaining quantities will be eliminated in time for ELV's deadline. Over the past several years, Autoliv has also been actively reducing its use of other substances unfriendly to the environment. Consequently, Autoliv is one of the suppliers ahead of the ELV-requirements, which is a competitive advantage.
  We are committed to maintaining that lead by continuing to optimize the design and recyclability of our products and improving our manufacturing processes. The requirements in the ELV directive will also be applied by Autoliv to its operations outside Europe.

Material Selection
In addition to fulfilling their function, the materials in Autoliv's products have to be cost competitive, safe for car occupants and easy to recover when the vehicle is scrapped. Selecting and controlling the material is therefore a critical part in Autoliv's Product Development System ("APDS").
  The data from APDS as well as all other data on the product are registered in Autoliv's global Product Data Management database. As a result, Autoliv had a head start when, in 2001, the vehicle manufacturers decided to require their suppliers to register all substances in their products in the IMDS. This global material database was started by the vehicle manufacturers to enable them to assess vehicle compliance with the ELV directive.

Customers and Suppliers
Autoliv works closely with its suppliers on environmental matters. For instance in the United States, Autoliv initiated a cross-dock logistical system to increase shipping efficiency. Using this new system, trucks returning to Autoliv's plants in Utah are reloaded in the Midwest with components after having delivered Autoliv's products to that region's vehicle plants. Autoliv also uses foldable reusable shipping boxes to minimize the space needed for returning boxes for reuse.
  Autoliv actively supports its customers in their environmental programs. Autoliv is, for instance, represented in the Ford Supplier Environmental Forum together with ten other leading Ford suppliers which have a track record of being in the forefront of environmental management.
  Autoliv's Environmental Policy is available at http://www.autoliv.com/policies.

Quality

Quality and reliability are key at Autoliv. Our products never get a second chance. They have to work for decades in the tough and varying environments that are typical for motor vehicles.
  Quality is also a must for Autoliv's own profitability. Even small increases in scrap rates can effect earnings of an Autoliv plant, since manufacturing and material costs take two-thirds of revenues, and margins are modest in the automotive supplier industry.
  To meet these challenges, Autoliv adopted a "zero defect" quality policy many years ago that is based on proactive and preventative principles. This pursuit of excellence starts with the well-monitored Autoliv Product Development System APDS.
  The "zero defect" policy stipulates that no defective materials should enter the production lines and that no non-conforming intermediate products or finished products should be passed to the next stage. Check points for error detection are installed at critical stations throughout the manufacturing process. As a result, Autoliv's reject rate from its customers is low, typically below 50 parts per million (ppm). The overwhelming majority of these returns are related to bar codes, labels, and other administrative errors that do not affect the performance of the product.

Supplier Cooperation
Autoliv has some of the best suppliers in the industry. To reach high quality and low reject rates, Autoliv puts great emphasis on selecting suppliers and supporting them to reach the excellence required for safety products. The supplier selection and development process is becoming continuously more competitive since lower cost and further quality improvements are expected in Autoliv's ongoing supplier consolidation program.
  In 2002, Autoliv started a supplier partner portal on the web to enable suppliers to track orders and production forecasts. The suppliers can also track their score in Autoliv's supplier rating.
  Autoliv requires its suppliers to be certified according to QS 9000.

Internal Quality
All of Autoliv's own facilities are certified to this special automotive quality standard, and 35 plants representing 75% of sales are also certified to the new ISO/TS 16949, an international quality standard. In 2002, a new edition of the ISO/TS 16949 was adopted. Autoliv has already started the process of making its facilities certified to the new edition and will require its key suppliers to do so as well. All Autoliv plants will be certified no later than 2004 to the new edition.
  To drive global standardization, product improvements and cost savings, Autoliv has appointed a corporate design authority with global responsibility for each product group. In this way, quality is assured - and improved - when a product is being modified.
  In addition, Autoliv has a global Lessons Learned database to share experiences and spread best practices among its plants. Intercompany quality audits also accomplish this effect, when plants audit each other. Customer and other independent quality audits provide additional input.
  Autoliv uses Kaizen, Six Sigma and other tools for continuous quality improvements. Applying the corporate-wide Six Sigma initiative, which was started in 2001, Autoliv trains mentors to employ various methods for finding root causes to complex problems and to take corrective actions. Already, 35 facilities have Six Sigma mentors and over 60 projects have been completed, yielding significant quality improvements and cost reductions.

Customer Support
Since a reputation for quality can generate sales for the car manufacturers, it is a competitive tool for many automotive suppliers. Consequently, successful suppliers should not be content to simply be a customer's approved supplier on a "green status list", but should strive to be ranked at the top of their supplier ratings. Autoliv's plants generally belong to this elite group in automotive safety products.
  To strengthen an already strong position and further improve quality and service to customers, Autoliv has begun appointing Customer Quality Managers (CQM). These "quality champions", who are each dedicated to a sole customer, are specialists in their customer's individual quality requirements and work to ensure that these requirements are met.

Targets
Autoliv is now taking the next step in superior quality by tightening the target for the customer return rates, bringing it down to 10 ppm. Supplier reject rates, which are currently much higher, should also be reduced to this level, which will enable Autoliv's plants to reduce their internal reject rates to the same level. The performance of every Autoliv plant is published quarterly in an internal global database. Plants can then be benchmarked and work to continously improve quality.
  In this way, Autoliv's comprehensive quality management not only ensures that the Company's products meet customer specifications and legal requirements, but also contributes to Autoliv's profitability by servicing customers, promoting sales and continuously reducing costs.

Management's Discussion and Analysis

Key Financial Data

Years ended December 31, (Dollars in millions)	2002		2001		2000

Sales of airbag products (incl. steering wheels)	$3,160	71%	$2,817	71%	$2,934	71%
Sales of seat belt products (incl. seat components)	1,283	29%	1,174	29%	1,182	29%

Total sales	$4,443	100%	$3,991	100%	$4,116	100%

Years ended December 31, (Dollars in millions)	2002	2001	2001 1)	2000	2000 1)

Gross profit	$811	$655	$701	$786	$786
Gross margin	18.2%	16.4%	17.6%	19.1%	19.1%
Operating income	$331	$174	$291	$340	$389
Operating margin	7.4%	4.4%	7.3%	8.2%	9.5%
Net income	$181	$48	$146	$169	$218
Net margin	4.1%	1.2%	3.7%	4.1%	5.3%
Earnings per share	$1.84	$49	$1.49	$1.67	$2.16
Return on equity	9.2%	2.5%	7.7%	8.7%	11.3%

1) Pro-forma. Adjusted to remove the income statement effects of the "Unusual Items" in 2001 and to show the effects of FAS-142 "Goodwill and Other Intangible Assets", as if the non-amortization of goodwill provisions had been applied in all periods presented.

SIGNIFICANT TRENDS

A number of trends have influenced Autoliv's operations in the years 2000, 2001 and 2002. The most significant have been the changes in light vehicle production, the growing safety content per vehicle, raw materials and components costs, pricing pressures from customers, and foreign exchange rates, especially between the U.S. dollar and the Euro. The level of interest rates, particularly U.S. dollar and Euro rates, have also had an impact on the cost of financing the Company's operations.
  Light vehicle production is one of the most important factors influencing Autoliv's business. Historically it has been light vehicle production in the Triad (i.e. Europe, North America and Japan) that has been most important. However, light vehicle production is increasing rapidly in the rest of Asia. This trend has not yet had a major impact on Autoliv, but through both consolidated subsidiaries and joint ventures, the Company has positioned itself to benefit from these emerging markets. In addition, Autoliv's market continues to be driven by the growing safety content per vehicle. This enables Autoliv to increase its sales above the 2% long-term growth rate of global light vehicle production. A major current driver of this trend is the Inflatable Curtain for side-impact and rollover protection. The market for this head airbag is expected to grow to approximately 30 million in annual unit sales by 2005, from less than 10 million in 2001.
  In the third quarter of 2000 signs of weakness in the automotive market began to appear, especially in the U.S. This set the stage for a large drop in light vehicle production in the fourth quarter of 2000 which lead to a decrease in organic sales (i.e. sales in local currencies excluding acquisitions/divestitures) and a significant decrease in year-over-year earnings.
  The Company had experienced sustained growth, both organic and acquisition driven, for several years, but following the drop in vehicle production in late 2000, the Company entered a consolidation phase. Since late 2000, the Company has been more active in restructuring to reduce costs, has increased focus on control of working capital and has reduced levels of capital expenditure. At the same time, the Company has continued to make strategic acquisitions and has disposed of certain small, non-core component manufacturing operations. Furthermore, the Company has continued to invest in the development of new products and in capacity to support growth.
  In the second half of 2000, increases in the price of steel, petroleum-based materials and electronics fed through to cost of sales. In 2001 the prices of these materials and components then stabilized at these higher levels.
  Pricing pressure from customers is an inherent part of the automotive components business. The extent of reductions varies from year-to-year. In response, the Company is continuously engaged in efforts to reduce costs, including shifting of production to low-labor-cost countries, product redesigns, product standardization, efficiencies from global purchasing activities and improvements in manufacturing productivity. The Company also works to give customers added value by developing new products and through its world-class engineering organization and test facilities. The Company's various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it extremely difficult to isolate the impact of any single program on costs and Management does not generally attempt to do so. Rather, management monitors key measures such as costs as a percentage of sales, margins and geographical employee mix.
  The second quarter of 2002 reflected a reversal in the U.S. dollar/Euro exchange rate trend. For the first time in many years, reported sales were increased by currency effects. This also affected equity as the stronger Euro began to generate positive Cumulative Translation Adjustments ("CTA"). This trend continued throughout the remainder of 2002 and into early 2003.
Interest rates peaked in late 2000 and, in the past two years, have more or less continuously trended downwards. Autoliv benefited, but only partially, from this trend, having locked in fixed rates on a portion of its borrowings in accordance with Corporate policy. Autoliv's weighted average funding cost peaked at 6.2% in December 2000, dropped to 4.7% in early 2002 and finished 2002 at 4.9%.

ADJUSTMENTS FOR COMPARABILITY The table below adjusts reported 2001 results for the effects of the Unusual Items and the pro-forma application of FAS-142.

	Pro-Forma*	Unusual Items	Goodwill amort.	As reported

Total net sales	$3,991.0			$3,991.0
Cost of sales	(3,290.1)	$(46.1)		(3,336.2)

Gross profit	700.9	(46.1)		654.8

Selling, general & adm. expenses	(196.7)			(196.7)
Research, development & engineering expenses	(200.8)			(200.8)
Amortization of intangibles	(16.0)	(5.7)	$(51.6)	(73.3)
Other income (expense), net	3.2	(13.5)		(10.3)

Operating income	290.6	(65.3)	(51.6)	173.7

Equity in earnings of affiliates	5.7			5.7
Financial items, net	(62.6)			(62.6)

Income (loss) before taxes	233.7	(65.3)	(51.6)	116.8

Income taxes	(78.3)	18.5		(59.8)
Minority interests in subsidiaries	(9.1)			(9.1)

Net income (loss)	$146.3	$(46.8)	$(51.6)	$47.9
Earnings per share	$1.49	$(.48)	$(.52)	$.49

*) Excluding goodwill amortization and Unusual Items.

The $46 million charged to Cost of sales consisted of approximately $18 million of fixed asset impairment and approximately $28 million of provisions for contractual, warranty and liability issues. Goodwill impairment of approximately $6 million was charged to Amortization of intangibles. Approximately $13 million, principally employee-related restructuring, was charged to Other income (expense), net.

ITEMS AFFECTING COMPARABILITY

Two major items make comparisons of reported costs and margins between 2002, 2001 and 2000 difficult.
  Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement on Financial Accounting Standards ("FAS")-142 "Goodwill and Other Intangible Assets".
  The application of FAS-142 resulted in a reduction of approximately $50 million of annual amortization of goodwill. The provisions of FAS-142 do not permit restatement in the primary financial statements of periods prior to January 2002. Had FAS-142 been applied in prior periods, goodwill amortization would have been lower by $52 million in 2001 and $49 million in 2000.
  During October 2001, a restructuring package was introduced to improve profitability and offset the effects of an expected downturn in light vehicle production. The costs and provisions for this package, totaling $65 million, were charged to the third quarter 2001 results and are referred to in this report as "Unusual Items". The Unusual Items also included provisions for contractual, warranty and liability issues totaling approximately $29 million. Of the total, approximately $7 million related to contractual, $10 million to warranty and $12 million to liability issues. The restructuring package mainly included restructuring costs and asset write-offs of the Seat Sub-System division, severance costs related to the U.S. and the Swedish textile operations and additional costs incurred for the partial integration of a former OEA plant into the main U.S. inflator operations. These restructuring activities accelerated the Company's efforts to reduce costs by shifting production to low-labor-cost countries and improve manufacturing productivity by consolidating manufacturing activities.
See Note 10 to the Consolidated Financial Statements included herein for information related to the Unusual Items, including a roll-forward of balance sheet reserves.

YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001 Net sales

Components of sales increase in 2002	Airbag products	Seat belt products	Total

Organic sales growth	6%	7%	6%
Impact of acquisitions, net of divestitures	4%	0%	3%
Effect of exchange rates	2%	2%	2%

Reported sales increase	12%	9%	11%

Net sales for 2002 increased by 11%. In reported dollars, the increase was $452 million. The weakening of the U.S. dollar, particularly against the Euro, increased reported sales by approximately 2%. Acquisitions made during 2002 added incremental sales of $122 million or 3%. Virtually all of the impact from acquisitions was generated by the acquisition of Visteon Restraint Electronics ("VRE") on April 1, 2002. The effect of the acquisitions was entirely in the airbag products group. The disposition of non-core operations resulted in a reduction in sales of only $3 million. Consequently, Autoliv's organic sales increased by approximately 6%, while production of light vehicles in the Triad is estimated to have increased by just over 2%. After an organic sales decrease in the first quarter of 1%, organic sales grew by 7% in the second and third quarters and then accelerated to 12% in the fourth quarter. During 2002, light vehicle production is estimated to have increased by 6% in North America and 4% in Japan. Europe is estimated to have decreased light vehicle production by 2%. In North America, Autoliv has a slightly higher percent of its sales in the passenger car segment, in which production increased by less than 1%. In the other segment, light trucks (including SUV's), production increased by 10%. Due in large part to the acquisition of VRE, Autoliv is improving its position in the light truck segment.
  The 6% organic increase in sales of airbag products was principally due to the continuing rollout of new products, such as side-impact airbags (including Autoliv's Inflatable Curtain), as well as gains in market share in steering wheels in Europe and North America.
  The 7% organic growth in sales of seat belt products was primarily due to continued gains in market share, especially in Europe and Korea. The market share gains in Europe were mainly due to a favorable sales mix.
  Sales in North America grew by 8%. The acquisition of VRE added 6% to revenues. Organic sales increased by 2%. Organic sales of airbag products increased by 4% while seat belt sales dropped by 5% as a result of contracts having expired during the autumn of 2002. However, these contracts will start to be replaced during the spring of 2003 by new seat belt orders. The decline in seat belt sales will therefore be temporary.
  Sales in Europe rose by 11%. Organic growth added 4% to revenues, currency effects 5% and the VRE acquisition 2%. Autoliv's market share gains were mainly driven by program launches and a favorable vehicle mix.
  Sales growth in the rest of the world, led by Japan and Korea, accelerated throughout the year. Organic sales from companies in these countries rose by 38%. Currency effects reduced reported sales by 3%. Strong demand for the Inflatable Curtain was the biggest growth driver, but the other product areas also outperformed the increase in vehicle production.

Gross margin
The pressure on unit sales prices in the automotive components industry continued, but was more than offset by higher volumes and the beneficial effect of ongoing cost reduction programs which reduced per unit product costs. The gross margin improved in 2002 to 18.2% from 17.6%, excluding the Unusual Items in 2001. Including the Unusual Items, the gross margin was 16.4% in 2001. Of the improvement, 0.3 percentage points were due to costs that this year are reported as Research, Development & Engineering ("RD&E") expenses or Selling, General & Administrative ("SG&A") Expenses and not as Cost of sales as in 2001.
  The cost reduction programs include the shifting of production to low-labor-cost countries, product redesigns, product standardization, efficiencies from global purchasing activities and improvements in manufacturing productivity. Some of the productivity improvements are the result of the consolidation of production into fewer facilities as part of the Company's restructuring program.

Operating income
Operating income in 2002 was $331 million or 7.4% of sales. This compares with reported operating income of $174 million in 2001, which was 4.4% of sales. However, after adjusting for the items affecting comparability discussed above, the operating income in 2001 would have been $291 million or 7.3% of sales. SG&A was 4.9% of sales in both years. On a comparable basis, Amortization of intangibles, at 0.4% of sales, was also unchanged. RD&E increased to 5.2% of sales from 5.0% in 2001. RD&E is expected to continue to increase, as it is necessary to incur engineering expense to support the growth of order intake. Orders, on average, go into production approximately three years after they are received.
  Other income (expense), net was approximately $12 million of expense, or 0.3% of sales, in 2002 compared to approximately $3 million of income, or 0.1% of sales, in 2001 excluding the Unusual Items. The expense in 2002 is principally related to severance costs associated with plant consolidations underway in the U.S. The income in 2001 was generated by a gain from the sale of a building, net of several small expense items.

Interest expense, net
Interest expense, net was $49 million in 2002 compared to $60 million in 2001. Net debt at December 31, 2002, decreased by $159 million to $864 million from $1,023 million at December 31, 2001. Average net debt decreased by $92 million during 2002. A lower requirement for working capital contributed to a $243 million increase in cash provided by operations. Lower capital expenditure was more than offset by higher spending on acquisitions and the cost of the Company's share repurchase program. The weighted average interest rate, net was 5.2% in 2002 compared to 5.8% in 2001. Lower interest rates, therefore, along with the lower borrowing requirement contributed to the reduction in interest expense, net.

Income taxes
The effective tax rate in 2002 was 33% versus 51.2% in 2001. Excluding the effect of non-deductible goodwill amortization and Unusual Items in 2001, the effective rate was 33.5%.

Net income and Earnings per share
As a result of the higher operating profit and the lower interest cost, net income was $181 million in 2002 compared to $48 million in 2001. Net income as a percentage of sales increased to 4.1% in 2002 from 1.2% in 2001. Earnings per share was $1.84 during 2002 compared to $.49 during 2001. On a comparable basis, earnings per share was $1.49 in 2001. Currency effects (including both translation and transaction effects) added two cents to per share earnings. The Company's share repurchase program improved earnings per share by less than one cent.

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000 Net sales

Components of sales decrease in 2001	Airbag products	Seat belt products	Total

Organic sales growth	(5%)	3%	(3%)
Impact of acquisitions, net of divestitures	4%	1%	3%
Effect of exchange rates	(3%)	(5%)	(3%)

Reported sales decrease	(4%)	(1%)	(3%)

After several consecutive years of sales increases, net sales for 2001 decreased by 3%. This compares with an estimated average decrease in production of light vehicles of 5% in the Triad (i.e. Europe, North America and Japan). In reported dollars, the decrease was $125 million. The strengthening of the U.S. dollar, particularly against the Euro, reduced reported sales by 3%. Acquisitions made during 2000 added incremental sales in 2001 of $130 million or 3%. The effect from acquisitions was principally in the first quarter and reflected the acquisitions, early in the second quarter of 2000, of OEA, Inc. and the North American seat belt operations of NSK. The disposition of non-core operations resulted in a reduction in sales of $13 million. Consequently, Autoliv's organic sales (i.e. sales in local currencies excluding acquisitions/divestitures) decreased by 3%.
  During 2001, light vehicle production is estimated to have declined by 10% in North America and 4% in Japan. Europe is estimated to have increased light vehicle production by 1%. The decrease in production in North America contrasts with the relatively strong sales of vehicles. A significant portion of those sales was out of inventories that had accumulated during 2000.
  The 5% organic decrease in sales of airbag products, from year 2000 levels, was consistent throughout the year. The decrease reflected the particular weakness in the North American market, as well as an unfavorable customer and vehicle type mix in that market.
  Autoliv has its highest market share in the passenger car segment, in which production declined by 14%. In the other segment, light trucks (including SUV's), production increased by 2%. The continuing rollout of new products, such as side-impact airbags (including Autoliv's Inflatable Curtain) mitigated the unfavorable sales mix impact.
  The 3% organic growth in sales of seat belt products was primarily due to continued gains in market share, driven by new business in Korea and continuing market share gains in North America. However, after growing 7% in the first half of the year, compared to the equivalent quarters in 2000, sales of seat belt products leveled off in the second half of the year. The increase in sales of seat belt products early in the year was primarily due to gains in market share in North America that were first reflected in the second half of 2000.

Gross margin
The pressure on unit sales prices in the automotive components industry continued in 2001. Despite the beneficial effect of ongoing cost reduction programs, the gross margin fell in 2001 to 16.4% from 19.1% in 2000. The benefit of the cost reductions was not sufficient to offset the effects of pricing and unfavorable mix. In the second half of 2000, margins were hurt by supply chain issues associated with fast volume ramp-ups of new program launches and with production shifts to low-labor cost countries. The surge in demand for materials and components, along with quality issues, resulted in higher than normal costs of freight, scrap and rework. These issues were corrected by early 2001. Excluding the effect of the Unusual Items, gross margin would have been 17.6% for 2001.

Operating income
Operating income in 2001 was $174 million or 4.4% of sales. This compares with operating income of $340 million in 2000, which was 8.2% of sales. The margin decrease was due to both the decline in gross margin and a higher level of operating expenses. The Unusual Items increased operating expenses by $19 million and reduced operating income by $65 million or 1.6% of sales. Excluding the Unusual Items, cost increases were held to about 3%, corresponding to 0.6% of sales. An increase in SG&A expenses was due, in part, to expansions in Korea and Japan. RD&E spending also increased, and is expected to continue to increase, as it is necessary to incur engineering expense to support the growth of order intake.

Interest expense, net
Interest expense, net was $60 million in 2001 compared to $54 million in 2000. Net debt on December 31, 2001, increased to $1,023 million from $1,009 million at December 31, 2000. Average net debt, therefore, increased only marginally in 2001. However, the average outstanding during 2001 was approximately $200 million higher than during 2000. A higher requirement for working capital and the cost of acquisitions contributed to the higher borrowing requirement. The weighted average interest rate, net was 5.8% in 2001 compared to 6.5% in 2000. Lower interest rates, therefore, only partially offset the higher borrowing requirement.

Income taxes
The effective tax rate in 2001 was 51.2% versus 40.3% in 2000. The increase was due primarily to the effect of a largely fixed amount of non-deductible goodwill amortization relative to lower earnings.

Net income and Earnings per share
As a result of the lower operating margin and the higher interest cost, net income was $48 million in 2001 compared to $169 million in 2000. Net income as a percentage of sales decreased to 1.2% in 2001 from 4.1% in 2000. Earnings per share was $.49 during 2001 compared to $1.67 during 2000. Currency effects are estimated to have had a negligible effect on earnings per share. The Unusual Items reduced net income by $47 million and earnings per share by $.48.

OUTLOOK FOR 2003

For the full year 2003, light vehicle production in the Triad is expected to show a modest decrease of 2-4%. Strong vehicle registration in the fourth quarter of 2002, due to various incentives, may indicate that some 2003 sales were pulled into 2002. This could lead to a somewhat slow start in 2003. However, full-year production volume could still come in as expected. Autoliv's sales in 2003 will increase by just over $100 million from April 1 when NSK's Asian seat belt operations will be consolidated. This consolidation will have a negligible effect on Autoliv's result.
  Assuming that the mid-February exchange rates prevail, currency effects could add approximately 5% to Autoliv's 2003 sales. Consolidated sales should also be favorably impacted by additional market share gains, although the gains are not expected to be as significant as in the fourth quarter 2002.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

Cash generation
Cash provided by operating activities was $509 million in 2002 and $266 million in both 2001 and 2000. Working capital requirements decreased during the year, mainly reflecting management's increased efforts to control working capital levels. The reported amounts of most of the components of working capital increased during 2002, primarily due to acquistions and foreign exchange rate effects. However, current operating liabilites increased by more than current operating assets. As a result, working capital was $385 million (8.7% of sales) at December 31, 2002 compared to $437 million (11% of sales) at December 31, 2001. The Company has set a target that working capital should not exceed 10% of sales. Days receivables outstanding were 78 at December 31, 2002 compared to 79 at December 31, 2001. Days inventory outstanding were 31 at December 31, 2002 compared to 32 at December 31, 2001.
  Of the $65 million total of Unusual Items recorded in the third quarter of 2001, approximately $24 million related to non-cash write-offs of assets (including goodwill) and approximately $39 million to provisions that did not have any immediate effect on cash-flow. Through December 31, 2002, approximately $17 million in cash payments have been paid against various accruals, leaving approximately $22 million to be incurred. See Note 10 to the Consolidated Financial Statements included herein.

Capital expenditures
Cash generated by operating activities continues to be more than adequate to cover capital expenditures. These expenditures, gross, for property, plant and equipment were $228 million in 2002, $248 million in 2001, and $235 million in 2000. Capital expenditures as a percentage of sales were 5.1% in 2002, 6.2% in 2001, and 5.7% in 2000. Capital expenditures for 2003 are expected to range from $230 million to $260 million.
  Major capital expenditures in 2002 were for additional manufacturing capacity, especially for inflators and airbags assembly in the U.S. and Europe, and for electronics and steering wheels in the U.S. Major capital expenditures in 2001 were for capacity expansions for inflators in Europe and the U.S., as well as capacity expansions in Europe for airbags and steering wheels. During 2001, the Company also completed a major expansion, begun in 2000, of its technical centers in the U.S. and France and the construction of a new seat belt facility in the U.S. State of Kentucky. During 2000, the Company substantially increased manufacturing capacity for inflators and steering wheels. There were also significant new investments in weaving capacity in the U.K. and Canada.

Acquisitions
The Company has continued its expansion through acquisitions. Cash (net of cash acquired) paid for acquisitions was $22 million in 2002, $13 million in 2001, and $211 million in 2000. Goodwill of $7 million, $9 million and $206 million, respectively, was associated with these acquisitions. Prior to 2002, such goodwill was being amortized over 5 to 40 years.
  In April 2002, the Company acquired the Restraint Electronics Business of Visteon Corporation. The operations that Autoliv acquired had $150 million in annual sales. During 2002, Autoliv also increased its interest in Autoliv QB, Inc., a Philippine company, to 91%. The Company also sold its French steel component company, Autoliv Composants S.A.S, in the beginning of 2002. The sale of Autoliv Composants did not have a material impact on Autoliv's consolidated sales or earnings.
  An agreement was signed in November 2000 to establish a new venture with Mando Corporation, a leading Korean auto parts supplier. This new venture, Autoliv Mando Corporation, in which Autoliv holds 65% of the shares, was consolidated starting in January 2001. Autoliv Mando's annual sales in 2001 were approximately $35 million. Effective January 1, 2001, the Company exercised its option to purchase, for 84 million French Francs (approximately $12 million), an additional 17% of the Livbag inflator operations in France. This purchase increased the Company's ownership interest to 83%. The Company has an option to purchase the remaining 17% of the Livbag operations in March, 2003 for 12.8 million Euros (approximately $14 million). The Company intends to exercise this option. In June, 2001 the Company made Autoliv Romania S.A. a wholly owned subsidiary by acquiring the remaining 10% of the shares. In August of 2001, the Company acquired the remaining 10% minority interest in Autoliv Thailand.
  As of May 1, 2000, the Company acquired OEA, Inc., the Company's main external supplier of initiators for airbag inflators. Excluding OEA's Aerospace Division, OEA had sales of approximately $205 million in its last fiscal year, which ended July 31, 1999. OEA's Aerospace Division was not consolidated by Autoliv and substantially all of the Aerospace assets were subsequently sold. As of January 1, 2000, the Company acquired Japan's second largest steering wheel business, which had annual sales of approximately $99 million. As of April 1, 2000, the North American seat belt operations of NSK, with annual sales of approximately $70 million, were acquired together with a 40% interest in NSK's Asian seat belt operations. The Company originally had an option to acquire the remaining 60% in two steps on April 1, 2002 and 2003. However, the Company agreed, during 2002, that it would exercise both options on April 1, 2003. The company currently accounts for its investment in the 40% interest of NSK's Asian seat belt operations under the equity method. These operations will be consolidated when the Company exercises its options on April 1, 2003.
  In February 2000, Autoliv exercised its option to increase, from 49.5% to 51%, its interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry. The Company also sold three small non-core operations during 2000.

Equity
During the year, equity increased by $171 million, partly due to an $80 million positive effect from translating local currencies into U.S. dollars. The effect of the change in the market value of cash flow hedges had a negative effect of $17 million. Equity was also reduced by repurchases of shares for $30 million and by the payment of dividends of $43 million.

FINANCING ACTIVITIES

Borrowings outstanding and available to the Company at December 31, 2002, are summarized below:
Type of Facility (Dollars in millions)	Amount of facility	Amount outstanding	Weighted average interest rate	Additional amount available

Revolving credit facility (matures 2005)	$530	-	n/a	$530
Revolving credit facility (364 days-November 2003)	274	-	n/a	274
U.S. commercial paper program	1,000	$290	1.8%	710 1)
Swedish commercial paper program	505	79	4.3%	426 1)
Other short term debt	322	47	3.5%	275
Eurobond (due in 2006)	265	265	6.5%	-
Swedish medium-term note program (due 2003-2008)	453	236	6.0%	217
Other long-term debt, including current portion (various maturities through 2015)	48	48	2.8%	-

Total	$3,397	$966		$2,432

1) Total outstanding commercial paper programs ("CP") should not exeed total undrawn revolving credit facilities ("RCF") according to the Company's financial policy.

Cash generated after operating and investing activities was $269 million in 2002. Cash and cash equivalents increased by $17 million. Cash used in financing activities was $257 million. The Company's net debt (i.e. debt, net of cash) decreased by $159 million during 2002 to $864 million. The net debt to capitalization ratio was 29% at December 31, 2002, compared to 35% at December 31, 2001. The weighted average interest rate on the $966 million of debt outstanding at December 31, 2002, was approximately 5%.
  The Company has an $804 million revolving credit facility ("RCF") syndicated among 16 banks. The agreement is divided into one facility of $530 million, maturing in November 2005, and one renewable 364-day facility of $274 million. The overall commitment of $804 million supports the Company's commercial paper borrowings as well as being available for other corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a facility fee based on the unused amount of the RCF. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and a certain interest coverage ratio. The Company was in compliance with these covenants at December 31, 2002. These covenants do not impair the ability of Autoliv Inc. to make regular quarterly dividend payments or to meet other expected cash commitments.
  The Company has two commercial paper programs. One is a $1 billion U.S. program (rated A2-P2 by Standard & Poors and Moody's, respectively). The other is a Euro 485 million Swedish commercial paper program rated K1 by Standard & Poors. The Company also has credit facilities with a number of banks that manage the cash pools of the Company's subsidiaries. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. The total commercial paper borrowings outstanding at December 31, 2002, in the amount of $369 million are classified as long-term.This is because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities.
  At December 31, 2002, the maturities of long-term debt were as follows (in millions): 2003: $76.1; 2004: $34.4; 2005: $484.1; 2006: $289.3; 2007: $1.0; 2008 and thereafter: $33.9.
  At December 31, 2002, future minimum lease payments for non-cancelable operating leases total $66.1 million and are payable as follows (in millions): 2003: $15.7; 2004: $12.0; 2005: $9.1; 2006: $4.1; 2007: $2.9; 2008 and thereafter: $22.3.
  Most of the Company's non-U.S. employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. However, the Company has non-contributory defined benefit pension plans covering most U.S. employees. The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate. The Company's balance sheet liability for its U.S. plans was $34 million at December 31, 2002. At December 31, 2002, the U.S. plans had an unrecognized net actuarial loss of approximately $23 million. The amortization of this loss is expected to increase pension expense by approximately $1.1 million per year over the twelve year estimated remaining service lives of the plan participants. Pension expense associated with these plans was approximately $12 million in 2002 and is expected to be approximately $14 million in 2003. The Company will contribute approximately $18 million to the plans in 2003 and is currently projecting a funding level of around $15 million in the years thereafter.
  In May 2000, the Board of Directors authorized a Share Repurchase Program for up to ten million of the Company's shares. During the year 2002, the Company repurchased 1,554,600 shares at a cost of $30 million. During the year 2000, the Company repurchased 4,542,438 shares at a cost of $103 million. There were no repurchases during 2001. At December 31, 2002, there were 96.3 million shares outstanding, net of shares repurchased. At December 31, 2001, there were 98.0 million shares outstanding, net of shares repurchased.
  Autoliv pays regular quarterly dividends. The current dividend is 13 cents per share each quarter. The quarterly dividend was raised from 11 cents by the Board of Directors in December, 2002. The dividend at the new rate will be paid for the first time in March 2003. Total cash dividends of $43.0 million were paid in both 2002 and 2001. For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, share repurchase program and dividend payments.

New Accounting Pronouncements
New accounting policies issued by the FASB have been implemented during 2002. See Note 1 to the Consolidated Financial Statements included herein. FAS-144 "Accounting for the Impairment or Disposal of Long-lived Assets" and FAS-142 "Goodwill and Other Intangible Assets" were implemented effective January 1, 2002. FAS-144 did not have any material impact on the Company's results of operations or financial position. However, the application of FAS-142 resulted in a reduction of approximately $50 million of annual amortization of goodwill. FAS-142 abolished the amortization of intangible assets for which the expected period of benefit may be indeterminate at the time of acquisition and introduced a process for evaluating whether goodwill has been impaired. Management has performed the impairment reviews required by FAS-142 and has concluded that the Company's goodwill is not impaired. FAS-142 has not been applied to any reported periods prior to 2002. The Pro-Forma effects of FAS-142 on prior periods are presented on the face of the income statement.
  In August 2001 the FASB issued FAS-143 "Asset Retirement Obligations", regarding non-temporary removal of long-lived assets from service. FAS-143 will become effective for fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003. Management does not expect that the adoption of FAS-143 will have a material impact on the Company's results of operations or financial position.
  In July 2002, the FASB issued FAS-146 "Accounting for Costs Associated with Exit or Disposal Activities" which nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity" (including Certain Costs Incurred in a restructuring). FAS-146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Autoliv does not expect the application of FAS-146 to have a material effect on earnings or financial position.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Personnel
Total headcount (employees plus temporary hourly workers) increased by approximately 2,400 during the year to 34,200. This 7.5% increase in headcount during the year could be compared with the production volume output for the major products that rose by 17% for airbags and 6% for seat belts.
  Of the headcount increase during the year, 1,900 was concentrated in low-labor-cost countries, 400 was a result of the VRE-acquisition and 100 to organic growth in high-labor-cost countries. Compensation paid to Directors and Senior Management is reported, as for all public U.S. companies, in the Company's proxy statement which is distributed to the Company's shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein. The application of accounting policies necessarily requires judgements and the use of estimates by a company's management. Actual results could differ from these estimates. Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g. certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant. Start-up operations are given a reasonable time to develop before impairment provisions would be considered.
  Following the adoption of FAS-142 on January 1, 2002, the Company is now required to perform an annual impairment review of goodwill. This analysis is performed in December of each year following the Company's annual budgeting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital. To supplement this analysis, the Company compares the market value of its equity, by reference to the quoted market prices of its shares, with the book value of its equity.
  The Company has non-contributory defined benefit pension plans covering most U.S. employees. See Note 17 to the Consolidated Financial Statements included herein. The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the Projected Benefit Obligation and annual pension expense. The assumptions used as of January 1, 2002 for calculating 2002 pension expense were a discount rate of 7.25%, expected rate of increase in compensations levels of 5.0%, and an expected long-term rate of return on plan assets of 9.5%. The assumptions used in calculating the benefit obligations disclosed as of December 31, 2002 were a discount rate of 6.75%, and an expected rate of increase in compensation levels of 5%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date. The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The U.S. Plans have, for a number of years, invested approximately 85% of Plan assets in equities and the Company has, accordingly, assumed a long-term return on plan assets of 9.5%. A one percent change in the long-term rate return on plan assets would result in a change in annual pension expense of approximately $0.5 million.
  A one percent decrease in the discount rate would have increased 2002 pension expense by approximately $1.8 million and would have increased the December 31, 2002 benefit obligation by approximately $13 million. A one percent increase in the expected rate of increase in compensation levels would have increased 2002 pension expense by approximately $2.4 million and would have increased the December 31, 2002 benefit obligation by approximately $11 million.
  The Company uses the intrinsic value method in accounting for stock options granted to employees. Accordingly, the exercise of stock options is recorded in Shareholders' equity and no cost is recognized in the income statement. Had the fair market value method been used, earnings per share would have been reduced by four cents. See Note 14 to the Consolidated Financial Statements included herein for pro-forma information related to stock options.
  The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Company. The Company diligently defends itself in such actions and, in addition, carries insurance coverage, to the extent reasonably available, against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage and provision for product recalls, should not have a material effect on the Company's financial position or results of operations.
  Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors.

MARKET AND FINANCIAL RISKS

The Company's operations consist principally of manufacturing and sales in several countries. Although the Company has no customer group accounting for more than 23% of sales and no single contract accounting for more than 4% of sales, the Company is dependent on a relatively small number of customer groups with strong purchasing power. The loss of all of the business of a single customer group could have a material adverse effect on the Company.
  The Company, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. The Company may be dependent, in certain instances, on a single supplier for certain components. In addition, the Company's customers, in many cases, require that the Company's suppliers are qualified and approved by them. Disruptions in the supply chain could lead to extra costs in order to meet delivery commitments.
  The Company carries product liability and product recall insurance with limits that management believes are sufficient to cover the risks. Such insurance may not always be available in such amounts and a substantial recall, or liability in excess of coverage levels, could have a material adverse effect on the Company.
  The Company manufactures its products in several countries and sells the products mostly in those countries, but also in other markets. As a result, the Company's financial results are affected by economic conditions in the markets in which the Company distributes its products.
  The Company is also exposed to financial risk through its international operations and debt-financed activities. This financial risk is caused by variations in the Company's cash flows resulting from changes in foreign exchange rates and interest rate levels, as well as from refinancing and counterparty risks. Below follows a description of the Company's financial risks and its overall policy to manage them. The Company defines the financial risks as currency risk, interest rate risk, refinancing risk and credit risk. In order to reduce these risks, and to take advantage of economies of scale, the Company has a central treasury function supporting operations and management. The Treasury Department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries. Autoliv is compliant with its financial policy with one exception and that is the remaining maturity of the fixed rate debt under the interest rate risk policy. This will be addressed in 2003.

Currency Risk - Transaction Exposure
Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency. The Company's gross transaction exposure is about $520 million annually. Part of the flow has counter-flows in the same currency pair, which reduces the net exposure to about $513 million per annum. In the three largest net exposures Autoliv sells EUR against SEK, USD against MXN and EUR against GBP. Together these account for more than half of the Company's net exposure. The total net exposure is, however, spread over 20 currency pairs. In order to mitigate the short-term impact of currency movements, the Company hedges 75-100% of forecasted exposure in the coming six months and 50-75% of forecasted exposure in the period seven to twelve months out. The resulting transaction effect was not significant in either 2002 or 2001.

Currency Risk - Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the income statements of the non-U.S. subsidiaries are translated into U.S. dollars. The Company's policy is not to hedge this type of translation exposure.
  Outside the U.S., the Company's most significant currency is the Euro. The Company has estimated that a one percent change in the value of the U.S. dollar versus the Euro has approximately a $20 million annual impact on reported U.S. dollar sales and approximately a two million dollar impact on operating income.

Currency Risk - Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The general policy of the Company is to finance major subsidiaries in the country's local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company's income.

Interest Rate Risk
Interest rate risk is the risk that interest rate changes will affect the Company's borrowing costs. The Company's policy is that, as a target, at least 50% of its net debt shall have fixed interest rates with a target average life of at least three years. The fixed rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The table below shows the maturity and composition of the Company's borrowings at year-end.

Net borrowings at December 31, 2002

	% of	% of fixed	% of floating	Maturity of
	total	interest	interest	fixed rate part

USD	70	53	47	3 years
EUR	10	100	-	2 years
SEK	6	100	-	3 years
JPY	6	77	23	1 year
Other	8	-	100

	100	64	36

Given this interest rate profile, a 1% change in interest rates on the Company's floating rate debt would change interest cost by approximately $3 million per year.

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt. In order to protect against this risk, the Company has a syndicated revolving credit facility with a group of banks which backs its short-term commercial paper programs.
  The committed facility of $804 million has a $530 million long-term portion, which expires in November 2005, and a $274 million 364-day facility, which may - but is not guaranteed - to be renewed each November. For further details on long-term borrowing see Note 11.
  The Company's policy is that total net debt shall be issued or covered by long-term facilities with an average maturity of at least three years. At December 31, 2002, net debt was $864 million and total available long-term facilities were $1,004 million with an average life of 3.1 years.

Credit Risk
Credit risk is the risk of a counterparty being unable to fulfill an agreed obligation. In the Company's financial operations, this risk arises in connection with the investment of liquid assets and when entering forward exchange agreements, swap contracts or other financial instruments. In order to reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks and in limited amounts, as approved by the Company's Board of Directors. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

Gearing Policy
The net debt to capitalization has decreased from 35% at year-end 2001 to 29% at year-end 2002. In order to increase shareholder value and reduce the weighted average cost of capital, the Company, in 2002, reactivated its share repurchase program and, effective for 2003, increased the dividend. However, in order to assure that the Company maintains a relatively conservative gearing ratio, the financial policy limits net debt to capitalization to 40%.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in this report that are not statements of historical fact may be forward-looking statements, which involve risks and uncertainties, including - but not limited to - the economic outlook for the Company's markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the company is a supplier, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments, and other factors discussed in Autoliv's filings with the Securities and Exchange Commission.

Selected data in Swedish Kronor	2002	2001	Change

Net sales (million)	43,279	41,187	5%
Income before taxes (million)	2,793	1,205 1)	132%
Net income (million)	1,758	494 1)	256%
Earnings per share	17.92	5.06 1)	254%

(Average exchange rates: $1 = SEK 9.74 for 2002 and $1 = SEK 10.32 for 2001)

1)Excluding the Unusual Items in 2001, the Operations generated an income before taxes of 1,879 million Swedish Kronor, net income of 977 million Swedish Kronor and earnings per share of 10.01.

Consolidated Statements of Income

		Years ended December 31
(Dollars and shares in millions, except per share data)		2002	2001	2000

Net sales	Note 18	$4,443.4	$3,991.0	$4,116.1
Cost of sales		(3,632.6)	(3,336.2)	(3,330.0)
Gross profit		810.8	654.8	786.1

Selling, general and administrative expenses		(219.0)	(196.7)	(190.0)
Research, development and engineering expenses		(229.8)	(200.8)	(195.7)
Amortization of intangibles		(19.4)	(73.3)	(66.7)
Other income(expense), net		(11.8)	(10.3)	5.8
Operating income		330.8	173.7	339.5

Equity in earnings of affiliates		4.1	5.7	4.3
Interest income	Note 11	6.1	6.2	5.5
Interest expense	Note 11	(55.0)	(66.3)	(59.6)
Other financial items, net		0.7	(2.5)	0.9
Income before income taxes		286.7	116.8	290.6

Income taxes	Note 4	(94.6)	(59.8)	(117.2)
Minority interests in subsidiaries		(11.6)	(9.1)	(4.7)
Net income		$180.5	$47.9	$168.7

Earnings per common share and earnings
per common share assuming dilution		$1.84	$.49	$1.67

Number of shares used in computing per share amount		98.0	98.0	100.9
Number of shares outstanding, net of Treasury shares		96.3	98.0	97.8

Pro-Forma (adjusted for FAS-142)		2002	2001	2000
Amortization of intangibles		$(19.4)	$(21.7)	$(17.4)
Operating income		330.8	225.3	388.8
Income before income taxes		286.7	168.4	339.9
Net income		$180.5	$99.5	$218.0

Earnings per common share and earnings
per common share assuming dilution		$1.84	$1.02	$2.16
See Notes to Consolidated Financial Statements Consolidated Balance Sheets
		At December 31
(Dollars in millions)		2002	2001
Assets
Cash and cash equivalents		$101.5	$84.2
Receivables (net of allowances of $9.9 and $12.6 million, respectively)	Note 5	1,008.6	837.2
Inventories	Note 6	381.5	329.5
Income tax receivables	Note 4	17.7	46.8
Prepaid expenses		44.5	67.9
Total current assets		1,553.8	1,365.6

Property, plant and equipment, net	Note 8	916.9	845.0
Investments and other non-current assets	Note 7	133.8	108.3
Goodwill assets, net	Note 9	1,498.2	1,472.3
Intangible assets, net	Note 9	192.1	213.1
Total assets		$4,294.8	$4,004.3

Liabilities
Short-term debt	Note 11	$122.9	$70.2
Accounts payable		619.3	481.3
Accrued expenses	Note 10	293.9	256.2
Other current liabilities		121.3	78.6
Income taxes	Note 4	32.4	28.1
Total current liabilities		1,189.8	914.4

Long-term debt	Note 11	842.7	1,037.1
Other non-current liabilities		174.5	150.7
Minority interests in subsidiaries		41.1	26.8
Total non-current liabilities and minority interests		1,058.3	1,214.6

Shareholders equity
Common stock (shares outstanding 102.4 million and 102.4 million)		102.4	102.4
Additional paid-in capital		1,943.1	1,942.5
Retained earnings (accumulated deficit) and accumulated other comprehensive income (loss)		134.6	(66.6)
Treasury stock (6.1 and 4.5 million shares)		(133.4)	(103.0)
Total shareholders' equity	Note 12	2,046.7	1,875.3

Total liabilities and shareholders' equity		$4,294.8	$4,004.3
See Notes to Consolidated Financial Statements Consolidated Statements of Cash Flows

	Years ended December 31
(Dollars in millions)		2002	2001	2000

Operating activities
Net income		$180.5	$47.9	$168.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		248.5	304.2	269.1
Deferred income taxes and other		29.6	19.1	24.0
Undistributed earnings from affiliated companies		(4.1)	(5.7)	(4.3)

Changes in operating assets and liabilities
Receivables and other assets		(27.9)	(52.9)	(84.2)
Inventories		(29.8)	(8.2)	(37.5)
Accounts payable and accrued expenses		110.6	(38.4)	(68.7)
Income taxes		1.6	0.2	(1.3)
Net cash provided by operating activities		509.0	266.2	265.8

Investing activities
Expenditures for property, plant and equipment		(228.4)	(248.4)	(234.5)
Expenditures for intangible assets		-	(20.8)	(10.3)
Acquisition of businesses and investments in affiliated companies, net of cash acquired	Note 13	(22.3)	(13.1)	(211.0)
Other		10.5	12.7	27.9
Net cash used for investing activities		(240.2)	(269.6)	(427.9)

Net cash before financing		268.8	(3.4)	(162.1)

Financing activities
Increase (decrease) in short-term debt		(23.8)	(274.4)	(17.4)
Issuance of long-term debt		5.6	329.8	716.1
Repayments and other changes in long-term debt		(165.4)	(3.4)	(438.3)
Increase (decrease) in minority interest		(2.5)	(2.7)	3.3
Dividends paid		(42.9)	(43.0)	(44.5)
Shares repurchased		(30.4)	-	(103.0)
Common stock issued		-	0.9	-
Stock options exercised		0.7	-	0.1
Other, net		1.7	3.1	14.6
Net cash provided by (used in) financing activities		(257.0)	10.3	130.9

Effect of exchange rate changes on cash		5.5	(4.9)	(5.8)
Increase (decrease) in cash and cash equivalents		17.3	2.0	(37.0)

Cash and cash equivalents at beginning of year		84.2	82.2	119.2
Cash and cash equivalents at end of year		$101.5	$84.2	$82.2
See Notes to Consolidated Financial Statements Consolidated Statements of Shareholders' Equity

	Number of shares (in millions)	Share capital	Paid in capital	Retained earnings	Treasury shares	Accumulated other com- prehensive income(loss)	Total share-holders' equity

Balance at December 31, 1999	102.3	$102.3	$1,941.5	$(40.1)	-	$(72.7)	$1,931.0

Comprehensive Income:
Net income				168.7			168.7
Foreign currency translation						(42.2)	(42.2)

Total Comprehensive Income							126.5

Stock options exercised			0.1				0.1
Cash dividends				(44.5)			(44.5)
Repurchased treasury shares					$(103.0)		(103.0)

Balance at December 31, 2000	102.3	$102.3	$1,941.6	$84.1	$(103.0)	$(114.9)	$1,910.1

Comprehensive Income:
Net income				47.9			47.9
Net loss in cash flow hedges						(3.8)	(3.8)
Foreign currency translation						(36.9)	(36.9)

Total Comprehensive Income							7.2

Common stock issued	0.1	0.1	0.9				1.0
Cash dividends				(43.0)			(43.0)

Balance at December 31, 2001	102.4	$102.4	$1,942.5	$89.0	$(103.0)	$(155.6)	$1,875.3

Comprehensive Income:
Net income				180.5			180.5
Net loss in cash flow hedges						(16.8)	(16.8)
Foreign currency translation						80.4	80.4

Total Comprehensive Income							244.1

Stock options exercised			0.6				0.6
Cash dividends				(42.9)			(42.9)
Repurchased treasury shares					(30.4)		(30.4)

Balance at December 31, 2002	102.4	$102.4	$1,943.1	$226.6	$(133.4)	$(92.0)	$2,046.7

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly, owns more than 50% of the voting rights and exercises control (the "Company").
  All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.
  Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally the Company owns between 20 and 50 percent of such investments.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies

New Accounting Policies
New accounting policies issued by the Financial Accounting Standards Board ("FASB") which have been implemented effective January 1, 2002 are the following: FAS-144 "Accounting for the Impairment or Disposal of Long-lived Assets" and FAS-142 "Goodwill and Other Intangible Assets". The adoption of FAS-144 did not have any material impact on the Company's results of operations or financial position. However, the application of FAS-142 resulted in a reduction of approximately $50 million of annual amortization of goodwill in 2002. Under FAS-142 goodwill and other indefinate lived intangible assets are no longer amortized and such assets are to be evaluated for impairment on at least an annual basis. Autoliv has performed an impairment analysis during the first and fourth quarters of 2002 and concluded that the value of its goodwill is not impaired. FAS-142 (non-amortization of goodwill) has not been applied to any reported periods prior to 2002. The Pro-Forma effects of FAS-142 on prior periods are presented on the face of the income statement.
  In August 2001 the FASB issued FAS-143 "Asset Retirement Obligations", regarding the non-temporary removal of long-lived assets from service, whether by sale, abandonment, recycling or other method of disposal. FAS-143 will become effective for fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003. Management does not expect that adoption of FAS-143 will have a material impact on the Company's results of operations or financial position.
  In July 2002, FAS-146 "Accounting for Costs Associated with Exit or Disposal activities" was issued. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)." The principal difference between FAS-146 and EITF 94-3 relates to FAS-146's requirements that a liability for a cost associated with an exit or disposal activity should be recognized when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. Autoliv does not expect the application of FAS-146 to have a material effect on earnings or financial position.
  In December 2002 the FASB issued FAS-148, "Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No. 123" ("FAS-148"). This Statement amends FAS-123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of FAS-123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not plan to change its accounting for stock-based compensation from APB-25 (intrinsic value method) to FAS-123 (fair value method) and accordingly does not expect the application of FAS-148 to have a material effect on earnings or financial position.

Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated into U.S. dollars using year-end rates of exchange. Income statements are translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders' equity.

Revenue Recognition
The Company's revenue recognition policy is in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB 101 requires the recognition of revenues when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment. Income from contracts to perform engineering design and product development services are generally recognized as milestones are achieved. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that costs may exceed selling prices, resulting in losses. Losses on long-term supply contracts are recognized when estimable. Net sales include the sales value exclusive of added tax.

Cost of Sales
Shipping and handling costs are included in cost of sales.

Research, Development and Engineering (R,D&E)
Research and development expenses are charged to income as incurred. Engineering expenses normally are charged to income as incurred.
  These expenses are reported net of royalty income and income from contracts to perform engineering design and product development services. Such income is not significant in any period presented.
  In addition, certain engineering costs are capitalized when the criteria in Emerging Issues Task Force ("EITF") 99-5 "Accounting for Pre-production Costs Related to Long-Term Supply Arrangements" are met. The aggregate amount of such assets is not significant in any period presented.

Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment, by annual charges to income, computed under the straight-line method over the assets estimated useful lives, ranging from 3 to 40 years. Repairs and maintenance are expensed as incurred, except for when functionality of the related asset is enhanced or the asset's useful life is substantially extended.

Intangible Assets
Intangible assets are recorded at historical cost. Until the end of the financial year ending December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 5 to 40 years. In 2002, in accordance with FAS-142 goodwill is no longer amortizied. Other intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 7 to 25 years.

Impairment of Long-lived and Identifiable Intangible Assets
The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis in accordance with the provisions of FAS-144. The fair value of impaired assets is primarily determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

Earnings per Share
The Company calculates earnings per share in accordance with the provisions of FAS-128. There was no difference between basic and diluted earnings per share in 2002, 2001 and 2000. The dilutive effect of stock options was immaterial in all periods presented.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company uses derivative financial instruments, ("derivatives"), to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not utilize financial instruments for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company's overall financial policy. With respect to derivatives, the policy has two key elements. One is to hedge forecasted foreign currency cash flows arising from transaction exposure; between 75 and 100% of forecasted exposure is hedged for the coming six months and between 50 and 75% in the period from seven to twelve months forward. The second element sets the target that at least 50% of the Company's net debt shall have fixed interest rates with an average life of at least three years.
  The Company adopted FAS-133, as amended by FAS-138, effective January 1, 2001. The cumulative transition adjustment was not significant.
  The Company's criteria for a derivative to be accounted for as a hedge include the following four elements: 1) The hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk. 2) The effectiveness of the hedge can be reliably measured. 3) Adequate documentation of the hedging relationships has been prepared at the inception of the hedge. 4) For cash flow hedges, the forecasted transaction that is subject to the hedge must be highly probable.
  The changes in the fair values of the hedges are recorded at each balance sheet date. The fair value of the Company's derivatives are estimated based on dealer quotes or on pricing models using current assumptions. When an anticipated future cash flow is hedged and the underlying position has not been recognized in the financial statements, any change in the fair value of the hedge is not recognized in the income statement for the period but recorded directly in equity as a component of Other Comprehensive Income, ("OCI"). No material reclassifications are expected from OCI to the income statement in 2003. When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the offsetting change in the fair value of the hedged item. There has been no material gain or loss due to hedge ineffectiveness.
  The Company periodically enters into forward exchange contracts with terms of twelve months or less to hedge anticipated cash flows denominated in foreign currencies. At December 31, 2002, the counterparty exposure on these contracts was approximately $414 million. These contracts are designated as cash flow hedges. The Company also uses interest rate swaps to protect against interest rate risks, as well as currency swaps to hedge against currency risks arising as a part of debt management. These hedges are designated either as cash flow hedges or fair value hedges. These swaps principally match the terms of maturity of the underlying debt. For further details on the Company's debt, see Note 11.

Receivables and Liabilities in non-functional currencies
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Transaction gains (losses), net reflected in income amounted to $(3.2) million in 2002, $1.0 million in 2001 and $0.5 million in 2000.

Inventories
Inventories are valued at the lower of cost or market. Cost is computed according to the first-in, first-out method (FIFO).

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2. Significant Business Acquisitions

In September 2002, Autoliv acquired the 10% stake in Autoliv QB Inc., a Philippine company, formerly held by one of two local shareholders. Autoliv has thereby increased its ownership in the company from 75% to 85%. In addition, Autoliv agreed to inject 18 million Philippine Pesos ($0.3 million) into the company as new share capital. The remaining local shareholder did not participate in the equity increase. Thus, Autoliv effectively increased its interest in Autoliv QB, Inc. to 91%. In April the acquisition of the Restraint Electronics Business of Visteon Corporation was completed. The operations that Autoliv acquired had $150 million in annual sales. The Company also sold its French steel component company Autoliv Composants S.A.S in the beginning of 2002. The sale of Autoliv Composants did not have a material impact on Autoliv's consolidated sales or earnings.
  An agreement was signed in November 2000 to establish a new venture with Mando Corporation, a leading Korean auto parts supplier. This new venture, Autoliv Mando Corporation, in which Autoliv holds 65% of the shares was consolidated starting January 2001. The annual sales were approximately $35 million. Also in 2001, effective January 1, the Company exercised its option to increase its holding from 66% to 83% in the French airbag inflator company Livbag and its initiator manufacturing subsidiary, N.C.S. SA. The Company has the right to acquire, and the minority owner the right to sell, the remaining Livbag shares in 2003. In June 2001, the Company made Autoliv Romania S.A. a wholly owned subsidiary by aquiring the remaining 10% of the shares. In August 2001, the Company aquired the remaining 10% minority interest in Autoliv Thailand.
  As of January 1, 2000, the Company acquired from Izumi, 99% of Japan's second-largest steering wheel business, which had annual sales of approximately $99 million. In February 2000, Autoliv exercised its option to increase, from 49.5% to 51%, its interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry. As a result, Norma AS, which had annual sales of approximately $37 million, has been consolidated since the beginning of 2000. As of April 1, 2000, the North American seat belt operations of NSK, which had annual sales of approximately $70 million, were acquired together with a 40% interest in NSK's Asian seat belt operations. The Company originally had an option to acquire the remaining 60% in two steps on April 1, 2002 and 2003. However, the Company agreed during 2002, that it would exercise both options in April 1, 2003. The Company currently accounts for its investments in the 40% interest of NSK's Asian seat belt operations under the equity method. As of May 1, 2000, the Company acquired OEA, Inc., the Company's main external supplier of initiators for airbag inflators. Excluding OEA's Aerospace Division, OEA had sales of approximately $205 million in its last fiscal year, which ended July 31, 1999. OEA's Aerospace Division was not consolidated by Autoliv and substantially all of the Aerospace assets were subsequently sold. The Company also sold three small non-core operations during 2000.
  The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously exercised significant influence, but did not control prior to these acquisitions, were accounted for using the equity method. The purchase price of the acquisitions amounted to $25 million in 2002, $16 million in 2001 and $233 million in 2000. Goodwill of $7 million, $9 million and $206 million, respectively, was associated with these acquisitions. Prior to 2002, such goodwill was being amortized over 5 to 40 years. The pro-forma effects of the acquisitions would not be materially different from reported results.

Note 3. Fair Values of Financial Instruments

The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Financial Assets and Liabilities
The carrying amounts reported in the balance sheet for current financial assets and liabilities approximate their fair values because of the short maturity of these items.

Long-Term Debt and Other Non-Current Financial Liabilities
The carrying amounts reported in the balance sheet for long-term debt and other non-current financial liabilities approximate their fair values because these instruments bear rates consistent with current market interest rates, except for certain debt instruments and related swaps. These financial instruments and related swaps are specified in Note 11 and had a negative mark-to-market of $34.2 million at December 31, 2002. At December 31, 2001, they had a negative mark-to-market of $13.2 million.

Note 4. Income Taxes

Income before income taxes	2002	2001	2000

U.S.	$71.6	$4.8	$98.1
Non-U.S.	215.1	112.0	192.5

Total	$286.7	$116.8	$290.6

Provision for income taxes	2002	2001	2000

Current
U.S. federal	$19.5	-	$21.6
Non-U.S.	59.1	$50.9	65.2
U.S. state and local	6.8	0.2	6.4
Deferred
U.S. federal	1.3	13.8	7.2
Non-U.S.	9.7	(8.0)	13.8
U.S. state and local	(1.8)	2.9	3.0

Total income taxes	$94.6	$59.8	$117.2

Effective income tax rate	2002	2001	2000

U.S. federal income tax rate	35.0%	35.0%	35.0%
Goodwill amortization	-	16.3	5.6
Net operating loss carry-forwards	(1.8)	(0.9)	(0.4)
Non-utilized operating losses	4.5	6.3	2.7
Foreign tax rate variances	(2.5)	(0.2)	1.0
State taxes, net of federal benefit	1.2	1.7	2.1
Earnings of equity investments	(0.5)	(1.7)	(0.5)
Export sales incentives	(1.1)	(2.6)	(2.6)
Tax credits	(2.6)	(5.0)	(0.6)
Other, net	0.8	2.3	(2.0)

Effective income tax rate	33.0%	51.2%	40.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2002, the Company had net operating loss carry-forwards ("NOL's") of approximately $120 million, of which approximately $65 million have no expiration date. The balance expires on various dates through 2019. The Company also has approximately $20 million of Foreign Tax Credits, which expire at various dates through 2006. Valuation allowances have been established which partially offset the related deferred assets. The Company provides valuation allowances against potential future tax benefits when, in the opinion of management, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability.

Deferred taxes

December 31	2002	2001

Assets
Accruals and reserves	$40.9	$55.0
Costs capitalized for tax	2.5	3.3
Pensions	27.0	20.2
Tax receivables, principally NOL´s	81.3	75.7
Other temporary differences	12.8	1.5

	164.5	155.7
Valuation allowances	(50.2)	(52.1)

Total	$114.3	$103.6

Liabilities
Acquired intagibles	$(66.4)	$(72.9)
Statutory tax allowances	(8.6)	(8.1)
Property, plant and equipment	(3.5)	9.0
Other temporary differences	(61.7)	(66.9)

Total	(140.2)	(138.9)
Net deferred tax asset (liability)	$(25.9)	$(35.3)

Valuation allowances against tax receivables
December 31	2002	2001	2000

Allowances at
beginning of year	$52.1	$45.9	$18.6
Change due to
aquisitions/divestitures	-	-	4.5
Benefits reserved current year	12.4	10.3	33.3
Benefits recognized current year	(5.0)	(1.1)	(6.3)
Write-offs and other changes	(7.8)	(2.1)	(3.3)
Translation difference	(1.5)	(0.9)	(0.9)

Allowances at end of year	$50.2	$52.1	$45.9

Deferred income taxes have not been provided on approximately $810 million of undistributed earnings of non-U.S. subsidiary companies, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes, either upon distribution to intermediate holding companies or upon distribution to the U.S. In addition, U.S. income taxes on non-U.S. earnings which might be remitted would be substantially offset by foreign tax credits.

Note 5. Receivables

December 31	2002	2001	2000

Receivables	$1,018.5	$849.8	$849.0
Allowances at
beginning of year	(12.6)	(13.6)	(8.9)
Change due to
aquisitions/divertitures	-	-	(3.4)
Reversal of allowance	5.9	3.2	2.3
Addition to allowance	(14.5)	(7.1)	(11.0)
Write-off against allowance	11.8	4.7	6.9
Translation difference	(0.5)	0.2	0.5

Allowance at end of year	(9.9)	(12.6)	(13.6)

Total receivables
net of allowances	$1,008.6	$837.2	$835.4

Note 6. Inventories
December 31	2002	2001	2000

Raw material	$176.6	$148.9	$163.3
Finished products	92.7	67.9	63.5
Work in progress	130.9	125.2	117.8

	$400.2	$342.0	$344.6

Inventory reserve at
beginning of year	(12.5)	(11.1)	(8.1)
Change due to
acquisitions/divestitures	0.3	-	(0.7)
Reversal of reserve	1.6	1.9	1.2
Addition to reserve	(13.7)	(9.3)	(7.3)
Write-off against reserve	7.1	5.5	3.3
Translation difference	(1.5)	0.5	0.5

Inventory reserve at end of year	(18.7)	(12.5)	(11.1)

Total inventories
net of reserve	$381.5	$329.5	$333.5

Note 7. Investments and Other Non-current assets

The Company has invested in eleven affiliated companies which it does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method. The total investment was $32 million and $33 million at December 31, 2002 and 2001, respectively. Other receivables include deferred income tax receivables of $77 million and $51 million at December 31, 2002 and 2001, respectively.

Note 8. Property, Plant and Equipment

December 31		2002	2001

Land and land improvements		$49.1	$46.3
Machinery and equipment		1,551.9	1,356.2
Buildings		452.2	393.8
Construction in progress		104.1	109.1

		2,157.3	1,905.4
Less accumulated depreciation		(1,240.4)	(1,060.4)

Net of depreciation		$916.9	$845.0

Depreciation included in	2002	2001	2000

Cost of goods sold	$199.2	$203.5	$176.2
Selling, general and administrative expense	11.2	10.2	9.1
Research, development & engineering expenses	18.7	17.2	17.0

Total	$229.1	$230.9	$202.3

During 2002, impairment provisions of totaling $8 million were recognized. They were principally related to the plant closures in Indianapolis and Denver and further asset write-offs in the Seat Sub-System division.
  In the third quarter of 2001, an impairment provision of $18 million was recognized. The provisions were included in cost of sales.

Note 9. Goodwill and Intangible Assets

Unamortized intangibles	2002	2001

Goodwill	$1,727.0	$1,684.7
Assembled workforce 1)	-	14.0

Gross carrying amount	1,727.0	1,698.7

Goodwill	(228.8)	(212.4)
Assembled workforce 1)	-	(8.2)

Accumulated amortization	(228.8)	(220.6)

Goodwill	1,498.2	1,472.3
Assembled workforce 1)	-	5.8

Carrying value	$1,498.2	$1,478.1

1) Upon adoption of FAS-141 "Assembled workforce" of net $5.8 million was reclassified to goodwill.
Amortized intangibles	2002	2001

Intellectual property
Gross carrying amount	$297.0	$296.7
Accumulated amortization	(104.9)	(89.4)

Carrying value	$192.1	$207.3

During the second quarter of 2002, $7 million of intellectual property was acquired as part of the Visteon Restraint Electronics acquisition. The property is amortized over 7 years and had at December 31, 2002 a residual value of $6 million.
  At December 31, 2002, goodwill assets net include $1,208 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.
  The aggregate amortization expense was $19.4 million in 2002 and $73.3 million in 2001. The estimated amortization expense is as follows (in millions): 2003: $19.6; 2004: $18.2; 2005: $10.6; 2006: $10.6; and 2007: $10.6.
  The following changes in the carrying amount of goodwill for the year ended December 31, are as follows:

December 31	2002	2001

Gross carrying amount
at beginning of year	$1,684.7	$1,685.9
Goodwill acquired during year	7.1	8.5
Impairment losses	-	(5.7)
Reclassification 1)	14.0	-
Translation differences	21.2	(4.0)

Gross carrying amount at end of year	$1,727.0	$1,684.7

1) Upon adoption of FAS-141 "assembled workforce" of $14.0 million was reclassified to goodwill.

During the third quarter of 2001, an impairment provision for intangible assets of $6 million was recognized.

Note 10. Restructuring and Unusual items

The table below summarizes the provisions made in the third quarter 2001 by type of charge:
			Amorti-	Other
		Cost of	zation of	Income/
	Total	Sales	intangibles	Expense
Fixed asset impairment	$18.2	$18.2
Goodwill impairment	5.7		$5.7

Subtotal impairment	$23.9

Restructuring-
employee related	$11.9	0.9		$11.0
Contractual losses	7.0	7.0
Warranty	10.0	10.0
Liability	12.5	10.0		2.5

Subtotal provisions	$41.4

Total	$65.3	$46.1	$5.7	$13.5

The tables below summarize the changes in restructuring reserves from the third quarter 2001 to December 31, 2002.
					Reserve balance
	Provision	Cash	Change in	Translation	September 30
	Q3 2001	payments	reserve	difference	2001

Restructuring -
employee related	$11.9	$(0.9)		$(0.2)	$10.8
Contractual losses	7.0			(0.3)	6.7
Warranty	10.0				10.0
Liability	12.5			(0.1)	12.4

Subtotal reserve	$41.4	$(0.9)		$(0.6)	$39.9

Fixed asset impairment	$18.2
Goodwill impairment	5.7

Subtotal impairment	$23.9

Total	$65.3

	September 30	Cash	Change in	Translation	December 31
Balance sheet position	2001	payments	reserve	difference	2001

Restructuring - employee related	$10.8	$(3.8)		$0.1	$7.1
Contractual losses	6.7		$(1.0)	0.1	5.8
Warranty	10.0		(10.0)		-
Liability	12.4		10.0		22.4

Total reserve	$39.9	$(3.8)	$(1.0)	$0.2	$35.3

		Cash	Change in	Translation
December 31	2001	payments	reserve	difference	2002

Restructuring - employee related	$7.1	$(3.4)	$8.5	$0.3	$12.5
Contractual losses	5.8	(5.8)	(0.2)	0.5	0.3
Liability	22.4	(4.5)		0.5	18.4

Total reserve	$35.3	$(13.7)	$8.3	$1.3	$31.2

During October 2001, a restructuring package was introduced to improve profitability and offset the effects of expected downturn in light vehicle production. The costs and provisions for this package, totaling $65 million, were charged to the third quarter 2001 results and are referred to in this report as "Unusual Items". The Unusual Items also included provisions for contractual, warranty and liability issues related to ongoing litigation.
  The restructuring package mainly included restructuring costs and asset write-offs of the Seat Sub-System division, severance costs related to the U.S. and the Swedish textile operations and additional costs incurred for the partial integration of a former OEA plant into the main U.S. inflator operation.
  In 2002 restructuring provisions of $9 million were made for severance costs associated with plant consolidations in the U.S. These severance provisions have been charged against Other income and expense in the income statement in the fourth quarter of 2002.
  The employee related restructuring activities are expected to be completed before the end of 2003.
  The number of employees that were expected to be terminated as part of the restructuring activities when the provisions were made in the third quarter 2001, were 521. At December 31, 2001, 104 employees were terminated or had left voluntarily and 417 employees remained to be terminated. During 2002 an additional 265 employees were terminated or left voluntarily. As part of the restructuring activities in North America in 2002, for which provisions were made in the fourth quarter of 2002, an additional 888 employees are expected to be terminated. Therefore, at December 31, 2002, 1,040 employees remain to be terminated as part of the restructuring activities covered by the reserves.

Note 11. Debt and Credit Agreements

Average net debt and
interest net	2002	2001	2000

Average interestbearing debt	$1,047	$1,114	$938
Average net debt	940	1,032	835
Interest, net	48.9	60.1	54.1
Average interest on net debt	5.2%	5.8%	6.5%

Short-term debt
The Company has two commercial paper programs: one $1,000 million U.S. program, which at December 31, 2002, had notes of $290 million outstanding at a weighted average interest rate of 1.8%, and one 485 million Euro Swedish program, which at December 31, 2002, had notes of $79 million (SEK 0.7 billion) outstanding at a weighted average interest rate of 4.3%. All of the notes outstanding under both programs were reclassified as long-term debt since they are backed with a committed facility maturing 2005.
The Company also has credit facilities with a number of banks that manage the Company's subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Excluding the commercial paper programs, total available facilities as of December 31, 2002, amounted to $322 million, of which $47 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2002, was $275 million. Furthermore, $76 million represents the short-term portion of long-term loans, primarily notes under the Swedish medium-term note program and unsecured bank borrowings in Japan. The weighted average interest rate on total short-term debt outstanding at December 31, 2002 and 2001, was 4.0% and 3.9%, respectively.

	2002		2001
December 31	Amount	%1)	Amount	%1)

U.S. commercial paper
(not reclassified)	-	n/a	-	n/a
Swedish commercial paper
(not reclassified)	-	n/a	$45.4	4.1%
Overdrafts and other short-term debt	$46.8	3.5%	21.6	3.2%
Short-term portion of long-term loan	76.1	4.2%	3.2	5.0%

Short-term debt	$122.9	4.0%	$70.2	3.9%

1) Weighted average interest rate at December 31

Long-term debt
In 2001, the Company launched a 5-year €300 million Eurobond. All proceeds of the issue were swapped into USD, totaling $265 million. Under the Swedish medium-term note program of SEK 4 billion (approximately $450 million), 3- to 7-year notes have been issued in Euro at an interest rate of 5.9% to 6.4% and in SEK at an interest rate of 4.9% to 6.8%. In total $190.8 million of notes, with a remaining maturity of more than one year, were outstanding at year-end. Commercial paper borrowings, in the amount of $369 million outstanding at December 31, 2002, are classified as long-term because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of available credit facilities. The remaining other long-term debt, $17.8 million, consisted primarily of capital leasings in various annual installments through 2015.

	2002		2001
December 31	Amount	%1)	Amount	%1)

Commercial paper (reclassified)	$368.8	2.4%	$330.0	3.4%
Eurobond	265.3	6.5%	265.3	6.5%
Revolving credit facility	-	n/a	200.0	2.3%
Medium-term notes	190.8	5.9%	195.9	5.9%
Other long-term debt	17.8	4.8%	45.9	3.1%

Long-term debt	$842.7	4.5%	$1,037.1	4.4%

1) Weighted average interest rate at December 31

The Company has an $804 million revolving credit facility, ("RCF"), syndicated among 16 banks. The agreement is divided in two facilities, one of $530 million, maturing in November 2005, and one renewable 364-day facility of $274 million. The overall commitment of $804 million supports the Company's commercial paper borrowings as well as being available for other corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a facility fee based on the unused amount of the RCF. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and a certain interest coverage ratio.
  The Company was in compliance with these covenants at December 31, 2002. These covenants do not impair the ability of Autoliv Inc. to make regular quarterly dividend payments or to meet other expected cash commitments. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1.
  In the Company's financial operations, risk arises in connection with the investment of liquid assets and when entering forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments can only be entered with a limited number of banks and in limited amounts, as approved by the Company's Board of Directors. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

December 31, 2002	Total Nominal	Fair value	Mark to Market

Eurobond	$265.3	$283.3	$(18.0)
Interest rate swaps	$145.2	12.4	(12.4)
Cross currency interest rate swaps	$265.3	(5.3)	5.3

Total		$290.4	$(25.1)

Medium-term notes	$236.4	$241.6	$(5.2)
Interest rate swaps	$69.8	0.3	(0.3)
Cross currency interest rate swaps	$86.5	1.8	(1.8)

Total		$243.7	$(7.3)

Commercial paper	$368.8	$368.8	$0.0
Interest rate swaps	$75.0	1.8	(1.8)

Total		$370.6	$(1.8)
Debt Profile
Principal (notional) amount by expected maturity Weighted average interest rate	2003	2004	2005	2006	2007	Thereafter	Total	Fair value on December 31 2002

Overdraft/Other short-term debt	$46.8						$46.8	$46.8
(Weighted average interest rate 3.5%)

Commercial paper 1)			$368.8				368.8	370.6
(Weighted average interest rate 2.4%)

Eurobond				$265.3			265.3	290.4
(Weighted average interest rate 6.5%)

Medium-term notes 2)	45.6	$29.1	110.7	22.7		$28.3	236.4	243.7
(Weighted average interest rate 5.9%)

Other long-term loans incl current portion 3)	30.5	5.3	4.6	1.3	$1.0	5.6	48.3	48.3
(Primarily fixed rates)

Total debt	$122.9	$34.4	$484.1	$289.3	$1.0	$33.9	$965.6	$999.8

1) Interest rates will change as rollover occur prior to final maturity.
2) These borrowings are specified together with the related swaps. In the table above the fair values of the respective instrument types in relation to interest rates are detailed.
3) Primarily denominated in JPY and Euro.

Note 12. Shareholders' Equity

Dividends
Dividend declared per share was $.46 and dividend paid per share was $.44 in 2002. Corresponding amounts in 2001 were $.44 and $.44.

Other comprehensive income
The components of other comprehensive income are net of any related income tax effects.
  The opening amount of other comprehensive income consisted of a negative cumulative translation adjustments of $151.8 million and a net loss on cash flow hedge derivatives of $3.8 million. The ending balance of other comprehensive income consisted of negative cumulative translation adjustments of $71.4 million and a net loss on cash flow hedge derivatives of $20.6 million. The ending balance of the loss on cash flow hedge derivatives was net of $11.3 million of deferred taxes. The corresponding amount of deferred taxes in 2001 was not significant.

Share Repurchase Program
In May 2000, the Board of Directors authorized a Share Repurchase Program for up to ten million of the Company's shares. During 2000, the Company repurchased 4.5 million shares at a cost of $103 million. There were no repurchases during 2001. During 2002, the Company repurcahsed 1.6 million shares at a cost of $30 million.

Shareholder Rights Plan
Autoliv, Inc., has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv, Inc., common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.
Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occurrence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. Autoliv, Inc., may redeem the rights in whole at a price of one cent per right.

Note 13. Supplemental Cash Flow Information The Company's non-cash investing and financing activities were as follows:

	2002	2001

Acquisitions/Divestitures: Fair value of assets acquired	$30.3	$16.2
Cash Paid	27.1	15.9

Liabilities assumed	$3.2	$0.3

Payments for interest and income taxes were as follows:

	2002	2001	2000

Interest	$54	$58	$54
Income taxes	$54	$52	$110

Note 14. Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Company, and amended in 1999, awards have been made to selected executive officers of the Company and other key employees in the form of stock options. All options are granted for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. The Plan provides for the issuance of up to 3,085,055 common shares for awards under the Plan. In December 2000, the Compensation Committee of the Board of Directors of the Company made an offer (the "Offer") to the recipients of all outstanding stock option grants made under the Plan in 1997, 1998 and 1999. In exchange for the irrevocable cancellation of these outstanding options, a promise was made to: (a) transfer to the optionees a number of the Company's shares (Restricted Stock Units or "RSU's") representing 30% of the number of options canceled and; (b) grant to the optionees on June 18, 2001, in accordance with normal terms and conditions of the Plan, a number of stock options equal to 20 % of the number of options canceled.
  The RSU's carry a Date of Promise of December 15, 2000, and a Date of Vesting of December 15, 2003. Under the Offer, 920,165 options were canceled. Under the terms of the Offer, RSU's representing 276,050 of the Company's shares were issued and 151,626 options were granted in June 2001. The RSU's had a weighted average fair value of $14.94 on the grant date. During 2002, 7,977 shares were issued to retirees and 4,026 RSU's were canceled. During 2001, 45,130 shares were issued to retirees and 6,632 RSU's were canceled. At December 31, 2002, 212,285 RSU's remain outstanding.
  The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost for stock option grants has been recognized in the Company's financial statements. The Company is, however, recording compensation expense of approximately $4 million for the RSU's over the service lives of the employees during the three year vesting period.
Had compensation cost for all of the Company's stock-based compensation awards been determined based on the fair value of such awards at the grant date, consistent with the methods of FAS-123 Accounting for Stock- Based Compensation, the Company's total and per share net income would have been as follows:

	2002	2001	2000

Net income as reported	$180.5	$47.9	$168.7
Add: Compensation under fair value method included in Net income, net of tax	0.8	1.2	-
Deduct: Compensation under fair value method for all awards, net of tax	(4.9)	(2.8)	(3.4)

Net income pro forma	$176.4	$46.3	$165.3

Earnings per share:
As reported	$1.84	$.49	$1.67
Pro forma	$1.80	$.47	$1.64

No options were granted during 2000. Instead, options were granted in December 1999, as part of 2000 compensation for key employees. The weighted average fair value of options granted during 2002 and 2001 was estimated at $5.23 and $4.79, using the Black-Scholes option-pricing model based on the following assumptions:

	2002	2001

Risk-free interest rate	4.5%	4.7%
Dividend yield	2.5%	2.0%
Expected life in years	5	5
Expected volatility	30.0%	30.0%

Information related to the Company's stock option plan during the period 1999 to 2002 is as follows:

	Number of shares	Weighted average exercise price

Outstanding at Dec. 31, 1999	1,130,737	$31.84
Exercised	(6,416)	15.58
Canceled	(31,770)	32.25
Canceled under the Offer	(920,165)	32.23

Outstanding at Dec. 31, 2000	172,386	$30.30
Granted	661,946	17.00
Exercised	(1,237)	15.58
Canceled	(73,120)	33.77

Outstanding at Dec. 31, 2001	759,975	$18.41
Granted	552,050	19.96
Exercised	(47,826)	16.66
Canceled	(64,817)	20.26

Outstanding at Dec. 31, 2002	1,199,382	$19.09

Options exercisable Dec. 31, 2000	172,386	$30.30
Options exercisable Dec. 31, 2001	99,229	$27.77
Options exercisable Dec. 31, 2002	655,832	$18.37

The following summarizes information about stock options outstanding on December 31, 2002

Range of exercise prices	Number outstanding	Weighted average remaining contract life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$16.99 - $19.96	1,124,745	8.72	$18.43	581,195	$17.01
$24.38 - $29.37	45,315	2.32	26.40	45,315	26.40
$31.07 - $38.25	29,322	4.30	33.10	29,322	33.10

	1,199,382	8.37	$19.09	655,832	$18.37

Note 15. Contingent Liabilities

The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Company. The Company diligently defends itself in such actions and, in addition, carries insurance coverage, to the extent reasonably available, against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage and provision for product recalls, should not have a material effect on the Company's financial position or results of operations.

Note 16. Lease Commitments

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2019. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $17.5 million for 2002, $17.1 million for 2001 and $19.0 million for 2000.
  At December 31, 2002, future minimum lease payments for non-cancelable operating leases total $66.1 million and are payable as follows (in millions): 2003: $15.7; 2004: $12.0; 2005: $9.1; 2006: $4.1; 2007: $2.9; 2008 and thereafter: $22.3.

Note 17. Retirement Plans

Pensions
Most of the Company's non-U.S. employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain other benefit plans. Contributions to these non-governmental plans for the years ended December 31, 2002, 2001, and 2000 were $11.1 million, $11.0 million and $10.9 million, respectively.
  The Company has non-contributory defined benefit pension plans covering most U.S. employees. Benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants.
  The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate.
The components of net benefit cost associated with U.S. non-contributory defined benefit retirement plans are as follows:
	2002	2001	2000

Service cost	$10.0	$8.4	$7.0
Interest cost	5.8	5.4	4.9
Expected return on plan assets	(4.1)	(4.4)	(4.5)
Amortization of unrecognized net loss	0.3	0.3	0.3

Benefit costs	$12.0	$9.7	$7.7

The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

	2002	2001

Projected benefit obligation at beginning of year	$83.9	$76.0
Service cost	10.0	8.4
Interest cost	5.8	5.4
Actuarial (gain) loss	4.0	0.6
Benefit payments	(3.7)	(6.5)

Project benefit obligation at year end	$100.0	$83.9

Fair value of plan assets at beginning of year	$42.8	$45.6
Actual return on plan assets	(6.8)	(2.4)
Company contributions	7.9	6.1
Benefit payments	(3.7)	(6.5)

Fair value of plan assets at year end	$40.2	$42.8

Funded status of the plan	$(59.8)	$(41.1)
Unrecognized net actuarial loss	23.3	8.5
Unrecognized prior service cost	2.6	2.8

Accrued retirement benefit cost recognized in the balance sheet	$(33.9)	$(29.8)

The weighted averages of assumptions used by the non-contributory defined benefit plans are as follows:

%	2002	2001	2000

Discount rate	6.75	7.25	7.50
Rate of increases in compensation level	5.00	5.25	5.25
Expected long-term rate of return on assets	9.50	9.50	9.50

The assets of the U.S. plans are invested primarily in equities and bonds.

Postretirement Benefits Other than Pensions
The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992.
At present, there is no prefunding of the postretirement benefits recognized under FAS-106. The changes in benefit obligations and plan assets for the U.S. postretirement benefit plan as of December 31 are as follows:

	2002	2001

Projected benefit obligation at beginning of year	$12.3	$11.2
Service cost	1.1	0.9
Interest cost	0.8	0.7
Actuarial (gain) loss	(0.8)	(0.4)
Benefit payments	(0.3)	(0.1)

Project benefit obligation at year end	$13.1	$12.3

Fair value of plan assets at beginning of year	$ -	$ -
Company contributions	0.3	0.1
Benefit payments	(0.3)	(0.1)

Fair value of plan assets at year end	$ -	$ -

Funded status of the plan	$(13.1)	$(12.3)
Unrecognized net actuarial (gain) loss	(2.4)	(1.7)

Accrued postretirement benefit cost recognized in the balance sheet	$(15.5)	$(14.0)

For measurement purposes, the assumed annual rate of increase of per capita cost of health care benefits was 10% for 2002 and assumed to grade to 5% in 2012 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.
  The weighted average discount rate used in determining the accumulated post retirement benefit obligation was 6.75% at December 31, 2002, 7.25% at December 31, 2001, and 7.50% at December 31, 2000.
  A one percent increase in the annual health care cost trend rates would have had no significant impact on the Company's net periodic postretirement health care benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2002.
The components of net benefit cost associated with the postretirement benefit plan are as follows:

Period ended December 31	2002	2001	2000

Service cost	$1.1	$0.9	$0.9
Interest cost	0.8	0.7	0.7
Actuarial gain	(0.1)	(0.1)	-

Benefit cost	$1.8	$1.5	$1.6

Note 18. Segment Information

Autoliv, Inc. is a U.S. registered company providing advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers. Seat belts and airbags are considered as integrated safety systems that should function together under common electronic control systems for the protection of occupants in motor vehicles. The Company's revenues are generated by sales to the automotive industry, which is made up of a relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material adverse effect on the Company. Sales to individual customers representing 10% or more of net sales were in 2002: 23%, 15%, and 13%, in 2001: 20%, 14%, 12%, in 2000: 20%, 13%, 12% and 11%.
The Company has concluded that its operating segments meet the criteria, stated in FAS-131 "Disclosures about Segments of an Enterprise and Related Information", for aggregation for reporting purposes into a single operating segment.

Net sales	2002	2001	2000

United States	$1,598	$1,464	$1,562
Europe	2,344	2,121	2,162
Other regions	501	406	392

Total	$4,443	$3,991	$4,116

Long-lived assets	2002	2001	2000

United States	$1,907	$1,988	$2,060
Europe	631	481	505
Other regions	203	170	154

Total	$2,741	$2,639	$2,719

The Company's operations are located primarily in Europe and the United States. Exports to other regions amounted to approximately $472 million in 2002. The long-lived assets in the U.S. include $1,591 million of intangible assets, principally from acquisition goodwill. The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2002	2001	2000

Airbags and associated products 1)	$3,160	$2,817	$2,934
Seat belts and associated products 2)	1,283	1,174	1,182

Total	$4,443	$3,991	$4,116

1) includes sales of steering wheels 2) includes sales of seat components Note 19. Quarterly Financial Data (unaudited)

	Q1	Q2	Q3	Q4	Year

2002
Net sales	$1,029.0	$1,169.1	$1,066.5	$1,178.8	$4,443.4
Gross profit	189.0	215.1	192.5	214.2	810.8
Income before taxes	62.0	82.3	65.7	76.7	286.7
Net income	39.0	52.5	41.4	47.6	180.5
Earnings per share	$.40	$.53	$.42	$.49	$1.84

2001
Net sales	$1,080.6	$1,032.9	$907.7	$969.8	$3,991.0
Gross profit	185.6	182.6	116.1 1)	170.5	654.8
Income before taxes	39.6	55.6	(26.9) 1)	48.5	116.8
Net income	20.8	30.0	(29.5) 1)	26.5	47.9
Earnings per share	$.21	$.31	$(.30) 1)	$.27	$.49

1) In the third quarter of 2001, Unusual Items reduced gross profit by $46.1 million, income before taxes by $65.3 million, net income by $46.8 million and earnings per share by $.48. See Note 10 for further details.

2001 Pro-Forma effect of FAS-142	Q1	Q2	Q3	Q4	Year

Income before taxes	$52.5	$68.5	$(14.0)	$61.4	$168.4
Net income	33.7	42.9	(16.6)	39.4	99.5
Earnings per share	$.34	$.44	$(.17)	$.40	$1.02

Foreign Exchange Rates (unaudited)
The balance sheets of non-U.S. subsidiaries have been converted into dollars using the year-end rates of exchange. Income statements have been converted using the average rates of exchange for the year. The rates for the most important currencies are:

	2002	2002	2001	2001	2000	2000
	Average	Year end	Average	Year end	Average	Year end

EUR	0.941	1.042	0.896	0.883	0.924	0.929
AUD	0.542	0.564	0.518	0.509	0.583	0.554
GBP	1.498	1.603	1.441	1.451	1.517	1.491
SEK	0.103	0.113	0.097	0.094	0.110	0.105
JPY/1000	7.972	8.380	8.238	7.617	9.314	8.721

The Euro is the most representative currency for the Company in Europe. The Euro, at average rates, translated into 5.0% more dollars in 2002 compared to 2001. From year-end 2001 to year-end 2002, the Euro increased by 18.0% compared to the dollar.

Report of Independent Auditors

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompaning consolidated balance sheets of Autoliv, Inc. with subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst & Young AB

Torbjörn Hanson
Stockholm, Sweden
January 21, 2003

Definitions

Capital employed
Total shareholders' equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Cash flow per share
Net cash before financing excluding acquisitions in relation to weighted average numbers of shares (net of Treasury shares) assuming dilution.

Days inventory outstanding
Outstanding inventory at average exchange rates relative to average daily sales.

Days receivables outstanding
Outstanding receivables at average exchange rates relative to average daily sales.

Earnings per share
Net income (loss) relative to weighted average number of shares (net of Treasury shares) assuming dilution.

Equity ratio
Shareholders' equity relative to total assets.

Interest coverage ratio
Income before taxes, plus interest expense, relative to interest expense.

Gross margin
Gross profit relative to sales.

Net debt
Short- and long-term interest bearing liabilities less cash and cash equivalents.

Net debt equity ratio
Net debt relative to shareholders' equity.

Net debt to capitalization
Net debt in relation to total shareholders' equity (including Minority) and net debt.

Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Income before financial items relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.

Selected Financial Data

	2002	2001	2001 1)	2000	2000 2)	1999	1999 2)	1998	1998 2)
(Dollars in millions, except per share data)

Sales and Income
Net sales	$4,443	$3,991		$4,116		$3,812		$3,489
Operating income	331	174	$291	340	$389	369	$416	354	$397
Income before taxes	287	117	234	291	340	330	377	312	355
Net income	181	48	146	169	218	200	247	188	232

Financial Position
Current assets excluding cash	1,452	1,281		1,267		1,062		1,013
Property, plant and equipment	917	845		867		835		869
Intangible assets (primarily goodwill)	1,690	1,685		1,739		1,596		1,649
Non-interest bearing liabilities	1,241	995		1,045		992		986
Capital employed	2,911	2,898		2,919		2,527		2,549
Net debt	864	1,023		1,009		596		703
Shareholders' equity	2,047	1,875		1,910		1,931		1,846
Total assets	4,295	4,004		4,068		3,647		3,668
Long-term debt	843	1,037		737		470		629

Per share data
Earnings per share 3)	1.84	.49	1.49	1.67	2.16	1.95	2.41	1.84	2.26
Cash flow per share 3)	2.97	.10		.48		2.19		.34
Equity per share	21.25	19.14		19.49		18.9		18.0
Cash dividend declared per share	.46	.44		.44		.44		.44
Number of shares outstanding (million) 4)	96.3	98.0		97.8		102.3		102.3

Ratios
Gross margin (%)	18.2	16.4	17.6	19.1		21.2		21.4
Operating margin (%)	7.4	4.4	7.3	8.2	9.5	9.7	10.9	10.2	11.4
Pretax margin (%)	6.5	2.9	5.9	7.1	8.3	8.6	9.9	9.0	10.2
Return on capital employed (%)	12	6	10	12	14	15	16	14	16
Return on shareholders' equity (%)	9	3	8	9	11	11	13	11	13
Equity ratio (%)	48	47		47		53		50
Net debt to equity ratio (%)	42	55		53		31		38
Net debt to capitalization (%)	29	35		34		24		27
Interest coverage ratio	6.2	2.8	4.5	5.9	6.7	7.4	8.3	6.8	7.6
Days receivables outstanding	78	79		76		72		72
Days inventory outstanding	31	32		31		28		28

Other data
Seat belt sales incl. seat components	1,283	1,174		1,182		1,097		1,072
Airbag sales, incl. steering wheels	3,160	2,817		2,934		2,715		2,417
Net cash provided by operating activities	509	266		266		436		314
Capital expenditures	228	248		235		258		285
Net cash used in investing activities	(240)	(270)		(428)		(255)		(309)
Net cash provided by (used in) financing activities	(257)	10		131		(172)		(45)
Number of employees, December 31	30,100	28,300		28,000		22,580		20,670

1) Adjusted for the effect of the accounting principle FAS-142, which became effective in 2002 and that abolishes the requirement for annual goodwill amortization and adjusted for Unusual Items of $65.3 million. See Note 10 for further details of the Unusual Items.
2)Adjusted for the effect of the new accounting principle, FAS-142.
3)There is no difference between basic and dilutive per share amounts.
4)At year-end, net of Treasury shares.

Board of Directors

S. Jay Stewart 1, 2, 3, 4
Chairman
Born 1938
Director since 1989
Elected until 2005
Former Chairman and Chief Executive Officer of Morton International Inc. Director of Household International Inc. and of Box USA Corp.
B.Sc. and MBA
Shares: 76,532

Per-Olof Aronson 1, 2, 3, 4
Born 1930
Director since 1994
Elected until 2004
Former Vice Chairman. President and Chief Executive Officer of SAPA AB (Gränges AB)
Graduate Engineer,
Shares: 6,867

Dionisio Garza Medina 1, 2, 4
Born 1954
Director since 2002
Elected until 2004
Chairman and Chief Executive Officer of ALFA. Director of Cornex, Vitro,
Cydsa and Seguros Commercial América. Member of the Advisory Committee of the New York Stock Exchange.
MBA and M.Sc. in Industrial Engineering

Wilhelm Kull
Born 1936
Director since 1997
Elected until 2005
Former Vice President IT and Former Chief Financial Officer
MBA
Shares: 5,306

Walter Kunerth 1, 3, 4
Born 1940
Director since 1998
Elected until 2004
Senior Advisor to Lazard & Co. Former Member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Director of the Supervisory Board of Gildemeister AG. Chairman of the Supervisory Board of Basler AG, Götz AG, Paragon AG and Suspa GmbH.
M.Sc, Honorary Professor

James M. Ringler 1, 2, 4
Born 1946
Director since 2002
Elected until 2003
Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and Chief Executive Officer of Premark International Inc. Director of Dow Chemical Company, FMC Technologies Inc. and CPC Corporation
MBA, B.Sc.

Tetsuo Sekiya 1, 3, 4, 5
Born 1934
Director since 2001
Elected until 2003
Chairman of NSK Ltd. Vice Chairman of the supplier councils of Toyota and Nissan.
B.Sc. in Economics.
Shares: 1,500

Roger W. Stone 1, 2, 4
Born 1935
Director since 1989
Elected until 2005
Chairman and Chief Executive Officer of Box USA Corp. Former President and Chief Executive Officer of Smurfit-Stone Container Corporation. Director of McDonald's Corporation.
B.Sc.
Shares: 4,401

Per Welin 1, 2, 3, 4, 5
Born 1936
Director since 1995
Elected until 2003
Chairman of L-E Lundberg-företagen AB. Director of Allgon AB and Holmen AB.
Techn Lic and MBA
Shares: 2,867

Lars Westerberg
President & Chief Executive Officer
Born 1948
Director since 1999
Elected until 2004
Chairman of Ahlsell AB. Director of Plastal AB.
B.Sc. and MBA
Shares: 19,000
Restricted stock units: 13,500
Stock options: 99,000

1 Nominating and Corporate Governance Committee
2 Compensation Committee
3 Audit Committee
4 Qualifies as independent director
5 Qualifies as audit committee financial expert

"Director since" includes time as Director of Autoliv AB and Morton International, Inc. For information on restricted stock units and options refer to Note 14 and for work of the Board to the proxy statement which is distributed to Autoliv's shareholders with this annual report.

Senior Management

Mats Ödman
Director Corporate Communications
Born 1950. Employed 1994
Shares: 400
Restricted stock units: 5,302
Stock options: 18,135

Jan Olsson
Vice President Engineering
Born 1954. Employed 1987
Restricted stock units: 4,357
Stock options: 21,205

Magnus Lindquist
Vice President
Chief Financial Officer
Born 1963. Employed 2001
Stock options: 20,000

Jörgen Svensson
Vice President Legal Affairs,
General Counsel and Secretary
Born 1962. Employed 1989
Restricted stock units: 7,887
Stock options: 25,558

Leif Berntsson
Vice President Quality
Born 1955. Employed 1988
Shares: 200
Restricted stock units: 7,887
Stock options: 25,258

Dr. Yngve Håland
Vice President Research
Associate Professor
Born 1945. Employed 1984
Restricted stock units: 5,392
Stock options: 21,895

Benoît Marsaud
Vice President Manufacturing
Born 1952. Employed 1980
Restricted stock units: 5,046
Stock options: 23,364

Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001
Stock options: 10,710

Lars Sundberg
Chief Information Officer
Born 1949. Employed 2001
Stock options: 9,800

Lars Westerberg
President & Chief Executive Officer
Born 1948. Employed 1999
Shares: 19,000
Restricted stock units: 13,500
Stock options: 99,000

Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2002
Stock options: 12,910

"Employed" may also refer to the first year of employment with the Autoliv AB Group. For information on restricted stock units and options refer to Note 14.

Shareholder Information

Market Development
The original Autoliv stock, which was a Swedish security, was introduced on the Stockholm Stock Exchange on June 9, 1994, at an offering price of SEK90 (approx. US $10) for institutions and SEK85.50 for private individuals. Following the merger with Morton ASP, the shares in the new Autoliv company, which is a U.S. legal entity incorporated in Delaware, were listed on the New York Stock Exchange (NYSE) under the symbol ALV and the Swedish Depository Receipts (SDR) on the OM-Stockholm Stock Exchange under the symbol ALIV.
  In Stockholm, Autoliv's security started by outperforming the market, reaching its all-time high at SEK349 on March 6, 1997. After having declined to SEK137.50 on January 4, 2001, the Autoliv SDR recovered to SEK 268 on March 11, 2002, and then fell back to SEK178.50 at the end of the year as an effect of the generally weak market. However, the decline for the Autoliv SDR was 15% during the full year of 2002 compared to a drop of 35% for the composite index in Stockholm. As a result, Autoliv's long-term performance tracks once again above the general market index at the beginning of 2003.
  Trading in the securities of the new Autoliv company began on the NYSE on May 1, 1997, when the shares of the common stock closed at $35.50, and in Stockholm on May 2, when the SDR closed at SEK 274. The Autoliv Inc. stock has followed its peer group in the S&P Auto Parts Index relatively closely, and hit its all-time high on September 19, 1997, at $45.13 and reached its lowest level on September 21, 2001, at $13.25. In 2000, the Autoliv share declined more than the index. In 2002, however, when the S&P Auto Parts Index dropped by 18%, the Autoliv share closed at $20.93 marginally higher than the $20.31 it opened at. These relatively large swings of the Autoliv share could be due to currency exchange rates. In 2000 and 2001, the Euro - to which Autoliv is more exposed than any of the companies in S&P Auto Parts Index - declined and, in 2002, recovered to nearly the same level as at the beginning of 2000.
  During 2002, the Autoliv share hit its highest price on March 8 at $22.65 and its lowest on October 9 at $17.20.
  The daily average trading volume in New York increased by 37% in 2002 to 141,600 after having doubled in 2001. In Stockholm, the average trading volume declined by 9% to 435,000. The Autoliv SDR was the 24th most-highly-traded security in Stockholm, accounting for 0.9% of the trading compared to the 26th and 0.6%, respectively, during 2001.

Number of Shares
During 2002, the number of shares outstanding decreased by approximately 1.6 million to 96.3 million due to a reactivation of Autoliv's share repurchase program. The outstanding quantity can be reduced by another 3.9 million shares. This program adopted in May 2000 allowed for the repurchase of a total of 10 million shares. The repurchased shares are not retired but held as treasury stock.
  The current number of outstanding shares could increase by 1.4 million if all outstanding stock options are exercised and all restricted stock units granted. For additional information see Note 14.

Shareholder Rights Plan
Autoliv has adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring a controlling block of shares in the Company to negotiate with the Board to preserve the best interest of all Autoliv shareholders (see Note 12).

Dividend
If possible, quarterly dividends are paid on the first Thursday in the last month of each quarter.
  The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's home page.
  The quarterly dividend will be raised by 18% to 13 cents per share, starting with the payment in March 2003.

Shareholders
Autoliv estimates that half of the shares in the Company are held in the U.S. and a quarter of the shares in Sweden. Most of the remaining shares are held in the U.K and central Europe.
  The number of shareholders is estimated to exceed 60,000. The largest shareholders known to the Company are shown in the table below.

THE LARGEST SHAREHOLDERS*	Country	Number of shares	Percentage of equity

Templeton	U.S.A.	13,400,848	13.9
TIAA-CREF	U.S.A.	9,418,139	9.8
Alliance Capital Mgmt	U.S.A.	4,514,569	4.7
Harris Associates.	U.S.A.	3,709,500	3.9
AXA financial Inc	U.S.A.	3,700,426	3.8
Robur Funds	Sweden	3,524,966	3.7
Management and Directors as a group**		404,908	0.4
60,000 other shareholders		57,671,380	59,8

Total December 31, 2002		96,344,736	100.0
* Known to the Company ** Incl. 287,835 shares issuable upon exercise of options exercisable within 60 days

Annual General Meeting
Autoliv's next Annual General Meeting of Shareholders will be held on Tuesday April 29, 2003, at Bank One, 1 Bank One Plaza, 57th floor, Chicago, Illinois 60602, USA.
  Shareholders are urged to return their proxies whether or not they plan to attend the meeting.

Stock Transfer Agent & Registrar
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940
+1 (800) 446-2617 (within the U.S.)
+1 (781) 575-2723 (outside the U.S.)
+1 (800) 952-9245 (hearing impaired)
Internet: www.equiserve.com

ANALYSTS
The following banks and securities brokers follow Autoliv on a regular basis.
  Alfred Berg
  BNP
  Börsinsikt
  Carnegie
  Cheuvreux (Credit Agricole Indosuez)
  CSFB
  Deutsche Bank
  Enskilda Securities
  Goldman Sachs
  Handelsbanken
  Hagströmer & Qviberg
  JP Nordiska
  Julius Bär
  Morgan Stanley
  Schroder Salomon Smith Barney
  SwedBank
  UBS Warburg
Corporate Governance
Autoliv has adopted a Code of Ethics for Principal Executive Officers and Principal Financial Officers. Autoliv has also adopted Corporate Governance Guidelines and a Standard of Business Conduct and Ethics, which includes Autoliv's Social Policy.
  The Board has determined that the majority of the Board Members qualify as "independent" under applicable rules and regulations.
  The Board has further determined that Messrs. Welin and Sekiya, who are members of the Audit Committee of the Board, qualify as "financial experts".
  All members of the standing committees of the Board (i.e. the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee) qualify as independent directors.
  The Codes, Guidelines and Committee Charters are available on the internet at http://www.autoliv.com/policies.
  The independent non-management directors will meet at least four times per year. Any interested party who desires to communicate with the non-management directors regarding Autoliv can do so at the following address:
Non-Management Directors
c/o Vice President Legal Affaires
Autoliv, Inc.
Box 703 81
SE-107 24 Stockholm, Sweden
Tel. +46 (8) 58 72 06 08
Fax. +46 (8) 58 72 06 33
e-mail: jorgen.svensson@autoliv.com

Investor Requests
North America
Autoliv North America.
1320 Pacific Drive,
Auburn Hills, MI 48326-1569, USA
Tel +1 (248) 475-0407
Fax +1 (248) 475-9838
patrick.jarboe@autoliv.com

Rest of the world
Autoliv Inc.
Box 70381, SE-107 24 Stockholm,
Sweden
Tel +46 (8) 58 72 06 23
Fax +46 (8) 411 70 25
mats.odman@autoliv.com

Financial Information

January-March	April 24, 2003
April-June	July 17, 2003
July-September	October 16, 2003
October-December	January 22, 2004
Annual Report	March 2004

Autoliv's reports, news releases, proxy statements and other general information on Autoliv are published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given above.

SEC Filings
The filings with the Securities & Exchange Commission (SEC) of Autoliv's annual, 10-K report, quarterly reports in the form of 10-Q reports, proxy statements, managements certifications and other documents can also be obtained free of charge from the Company at the addresses stated above, but only in English.
  These documents are also available at SEC's web site http://www.sec.gov and at http://www.autoliv.com.